110 Media Group, Inc


June 1, 2006


Ms. Kenya Wright Gumbs
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:      110 Media Group, Inc.
         Item 4.02 Form 8-K
         Filed May 15, 2006
         File no. 000-29462

Dear Ms. Gumbs:

We have reviewed your comment letter dated May 22, 2006 and have prepared an amended 10KSB to address your comments. Attached you will find marked copies of our amendment to assist in facilitating your review. Below is a brief synopsis of our responses to your comments.

      1. Comment - We note that at the time you filed your Form 8-K you had not completed your assessment of how the errors detected reflect on the adequacy of your internal controls over financial reporting or your disclosure controls in general. Please amend your annual report on Form 10-KSB for the year ended December 31, 2005 to update your
            Item 8A disclosure to describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions. Please also explain to us how the certifying officers were able to conclude the disclosure controls and procedures were effective in light of the material weakness you have identified in your internal controls and procedures.

            Response - We have completed our review of our internal controls over financial reporting and disclosure controls and have concluded that controls put into place during 2005, in addition to the employment of additional personnel, are effective.

      2. Comment - We also note, with regard to your Item 8-A disclosures in your form 10-KSB, that you qualify your conclusion regarding effectiveness based on whether you are able to successfully address material weaknesses identified. It is not appropriate to indicate that your disclosure controls and procedures are effective subject to certain limitations. Please revise your disclosure to clearly state whether or not the disclosure controls and procedures are effective.

            Response - We have modified our disclosure to clearly state that our disclosure controls and procedures are effective.

      3. Comment - Please also revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any change" that has "materially affected, or is reasonably likely to materially affect" your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-b. It is not appropriate to state that there have been "no changes, other than...". There either have been changes or there have not been any changes.

            Response - We have also modified our disclosure to reflect there have been no changes.

      4. Comment - Please have your auditor's update their report provided with yor amended financial statements.

            Response - Our auditors have updated their report which is provided with our amended financial statements.

In addition the Company also acknowledges the following;

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have any additional questions, I can be reached during regular business hours at (631) 207-2227 ext. 104. Thank you

Respectfully,


/s/ Darren J. Cioffi
Chief Financial Officer







                       100 West Lucerne Circle, Suite 600
                                Orlando, FL 32801
                       (407) 540-0452: (407) 540-9834 fax
                              www.110mediagroup.com

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-KSB/A

                                   (Mark One)

  |X| ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                   For the fiscal year ended December 31, 2005

 |_| TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

        For the transition period from ______________ to________________

                        Commission file number 000-29462

                              110 MEDIA GROUP, INC.
                              ---------------------
                         (Name of small business issuer)

                    Delaware                              13-4127624
                    --------                              ----------
         (State of other jurisdiction                  (I.R.S. Employer
       of incorporation or organization)              Identification No.)

       100 West Lucerne Circle, Suite 600, Orlando, Florida      32801
       ----------------------------------------------------      -----
             (Address of principal executive offices)          (Zip Code)

       Registrant's telephone number, including area code: (407) 540-0452

         Securities registered under Section 12(b) of the Exchange Act:

       Title of each class             Name of each exchange on which registered

              None
-----------------------------------    -----------------------------------------

-----------------------------------    -----------------------------------------

         Securities registered under Section 12(g) of the Exchange Act:

                          COMMON STOCK PAR VALUE $.001

                                (Title of class)

                                (Title of class)

 Check whether the issuer is not required to file reports pursuant to Section 13
                       or 15(d) of the Exchange Act. |X|

NOTE - CHECKING THE BOX ABOVE WILL NOT RELIEVE ANY REGISTRANT REQUIRED TO FILE reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. |X|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes |_| No |X|

State issuer's revenues for its most recent fiscal year. $275,412

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold was approximately $2,647,889 based upon the average bid and asked price of $1.35 as reported by the OTC Bulletin Board as of April 18, 2006.

The Company had 13,403,892 shares of common stock outstanding, as of April 14, 2006.

                       DOCUMENTS INCORPORATED BY REFERENCE

                                      None

Transitional Small Business Disclosure Format (Check one): Yes |_| No |X|

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

When used in this Annual Report on Form 10-KSB, the words "may," "will," "expect," "anticipate," "continue," "estimate," "intend," "plans", and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding events, conditions and financial trends which may affect the Company's future plans of operations, business strategy, operating results and financial position. Such statements are not guarantees of future performance and are subject to risks and uncertainties and actual results may differ materially from those included within the forward-looking statements as a result of various factors. Such factors include, among others: (i) the Company's ability to obtain additional sources of capital to fund continuing operations; in the event it is unable to timely generate revenues (ii) the Company's ability to retain existing or obtain additional licensees who will act as distributors of its products; (iii) the Company's ability to obtain additional patent protection for its technology; and (iv) other economic, competitive and governmental factors affecting the Company's operations, market, products and services. Additional factors are described in the Company's other public reports and filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

                                EXPLANATORY NOTE

110 Media Group, Inc (the "Company") is filing this Form 10-KSB/A to amend certain parts of the cover page, Part II Items 6, 7 and 8, and Part III, Item 13 of the Form 10-KSB for the fiscal year ended December 31, 2005, which was previously filed with the Securities and Exchange Commission (the "SEC") on April 19, 2006 (the "Form 10-K") as amended on May 2, 2006 and May 12, 2006 , to include information that was to be incorporated by reference from its definitive proxy statement in connection with its annual meeting pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended. In addition, the cover page and the list of exhibits of the Form 10-KSB have been updated and amended. This amendment is being filed to restate financial statements for 2005 and 2004 to better reflect the effects of a reverse acquisition which occurred at the end of 2005.

ITEM 1. BUSINESS

OVERVIEW

110 Media Group, Inc. ("110 Media," "we," "us," "our" or the "Company") was incorporated as a Colorado corporation in 1987 and reincorporated in Delaware in 2000. Our principal executive offices are located at 100 West Lucerne Circle, Suite 600, Orlando, Florida 32801, and our telephone number at that location is
(407) 540-0452. Our common stock trades on the Over The Counter Bulletin Board under the symbol "ONTN."

We market products and services that are designed to permit individuals and small businesses to operate effectively on the internet. Our services principally consist of free and fee-based web hosting and targeted traffic redirection. We have also developed and offer informational, educational and clearing house services on a subscription basis and offer a suite of web development and operational tools that permit non-technical users to develop and operate robust, professional business websites.

CORPORATE HISTORY

We were originally organized as a Colorado corporation and our name was Medical Management Systems, Inc. ("MMGS") in 1987. In August 2000, we reincorporated in Delaware and changed our name to Dominix, Inc.

In January 2001 we acquired International Controllers, Inc. ("ICON"). We became a shell corporation as a result of the sale of ICON in April 2002. During the period from April 2002 through September 2003 we explored other opportunities.

On April 8, 2003 we entered into a letter of intent to acquire Dalian Xindian Chitin Co., a Republic of China Company engaged in the business of developing and manufacturing products derived from the natural resource chitin for a variety of industries. As a result of our inability to complete a thorough due diligence investigation, we let the letter of intent expire on May 31, 2003.

On July 22, 2003, we entered into a letter of intent with Jade Entertainment Group, Inc., a New York corporation ("Jade") and Blu-TV, Inc., a New York corporation ("Blu") involved in the distribution of adult content through cable and pay per view channels. We initiated contact with both Blu-TV and Jade. On September 10, 2003, we received a letter from Blu terminating the letter of intent with respect to their participation. We determined to go forward with the proposed acquisition of Jade and on September 22, 2003, we executed an amended letter of intent with Jade which was subsequently further amended on September 26, 2003 to include the acquisition of the business and operations of MarketShare Recovery, Inc., a New York corporation ("MarketShare"). On December 5, 2003, we completed the acquisition of Jade by way of merger through the Company's wholly owned subsidiary, Jade Acquisition Corp. by issuing 743,750 shares of common stock and 82,167 shares of its Series B Convertible Preferred Stock, which was converted into 6,834,631 shares of our common stock on June 4, 2004, together representing 36% of the Company. This transaction has been accounted for as a reverse merger with Jade the acquirer of the Company. The reverse merger was accounted for as a recapitalization and the stockholder's equity was retroactively restated to the inception of Jade, July 5, 2001. On March 30, 2004, we entered into a termination agreement with MarketShare Recovery Inc., canceling our proposed acquisition of MarketShare and simultaneously Jade entered into a database license agreement with MarketShare. The license permitted us to utilize Market Share's proprietary database without having to acquire MarketShare. MarketShare and Jade are related parties in that they have the same management.

On December 5, 2004, we acquired the database assets of Web1000.com. Pursuant to the Agreement, we acquired a website known as Web1000.com along with the customer list related to that website. The purchase price for the assets was $400,000. On July 12, 2005, we entered into a two-year management services agreement with Global Portals Online, Inc. (formerly known as Personal Portals Online, Inc.,"Global Portals"), which we subsequently acquired. Under the agreement, Global Portals was given primary responsibility for the management, redesign and redevelopment of our web traffic operations and technology, finance and accounting in exchange for our issuing 200,000 shares of common stock to Global Portals and agreeing to pay a fee of 5% of our net monthly revenues.

On August 19, 2005 we sold of all of the issued and outstanding shares of common stock of Jade to Raymond Barton and Tim Schmidt, former officers and directors. We received consideration valued at $35,000 consisting of the return and delivery of 33,333 shares of common stock and the cancellation of Ray Barton, Michael Barton and Tim Schmidt's employment agreements.

On December 22, 2005, we completed the acquisition of Global Portals pursuant to an Agreement and Plan of Share Exchange December 1, 2005. At the effective time of the share exchange, all of the shares of Global Portals were exchanged for an aggregate of 11,442,446 shares of our common stock on the basis of 2.54 shares of Global Portals for one share of our common stock. The 11,442,446 shares of common stock issued to the Global Portals shareholders represent approximately 85% of our common stock outstanding after the exchange. As a result of the foregoing, our operations are conducted by 110 Media Group, Inc., the parent company and Global Portals, our wholly owned subsidiary.

PRODUCTS AND SERVICES

We provide a variety of products and services to facilitate the sharing of information and e-commerce on the world wide web. Our products and services are intended to provide both turnkey and customizable solutions for personal, community organizations and small businesses. In addition to website development, management and website hosting services, we derive revenue from the sale of targeted traffic to large search engine companies including Google and Yahoo and to small businesses that are seeking to purchase internet traffic that may purchase the goods or services that the domain owner is offering.

The following are the principal products and services we offer:

       Web1000.com              -  free webhosting

       Web1000Traffic.com       -  sale of targeted traffic from expired domain
                                   names

       TemplateSuperstore.com   -  sale of website templates

       ZeroBrand.com            -  turnkey solutions for the development and
                                   operation of webhosting business

       Portal Engine Pro(R)     -  proprietary personal portal generation

       ChamberECommerce.com     -  clearinghouse for the exchange of E-business
                                   and E-marketing products and services

       Custombizwebsites.com    -  complete design, management and hosting
                                   services for business owners

WEB1000.COM

Web1000 provides free webhosting. Instead of paying a monthly fee, Web1000's customers use our service without cost, in exchange for agreeing to allow one of the following:

o Traffic to their websites from specific countries can be redirected to advertisers;

o Traffic generated from missing pages or files on their site (officially known as a 404 error) can be redirected to an advertiser or a page of advertisements; and/or

o We may or may not "skim" some small percentage of their traffic and send it to an advertiser or a page of advertisements.

The advertisers then pay Web1000 in one of two ways:

o A commission on all sales generated; or

o A negotiated cash payment for every 1,000 visitors we direct to a specific advertiser.

Additional revenues may be generated in the future by selling additional services such as e-mail and shared advertising whereby we place text ads on their site, someplace near the bottom, similar to "Google's adsence."

WEB1000TRAFFIC.COM

We capture, market and sell internet traffic under the domain name "Web1000Traffic.com." We obtain the traffic by purchasing expired domain names and indexing in our database engine. We sell the traffic either in bulk or bundled as "targeted" to specific categories of interest. For example, if the domain name "ABCfishing.com" has expired, we may purchase it from a domain name registry such as register.com. We then redirect traffic (viewers clicking on the domain name as a result of various internet search engines) to our servers and sell this traffic to subscribers either as part of a bulk sale or (at a higher price) to subscribers that wish to obtain traffic that appears interested in "fishing."

CHAMBERECOMMERCE.COM

We provide non-technical business operators of small to medium-sized businesses with all the necessary services needed to migrate their cottage industry to the Internet, or start a new Internet business. Similar to AOL which services non-technical Internet users, ChamberECommerce. com website and related sites package necessary components required for a dynamic online business into one integrated friendly, helpful, non-threatening bundle that can be easily accessed and managed by low-tech business operators. We provide all elements basic to any business endeavor in a cost-effective package offered for $29.95 per month with no start-up fees. A client simply needs to add their information and products or services to be in business in as little as an hour without having knowledge of website development tools such as HTML, Flash, Secure Socket Layers, FTP, or any other technical aspect of creating and running a website. The services include:

o Pre-configured, professionally designed, tested, live websites (not templates that must be made into a website)
o Integrated web-stores and shopping carts that match web design
o URL ownership
o Merchant account for accepting credit card, PayPal and other payment
o Free auction service
o Hosting of all services with automatic backup, redundancy and security
o Marketing including logo builder, search engine optimization, affiliate programs, email, newsletters, and Chamber of Ecommerce Associate membership
o Shipping support via partner arrangements
o Reports providing information that allows owners to focus on doing business versus managing technical site details
o Accounting provides automatic transaction recording, inventory control, check register, expense tracking, tax accounting and reporting
o Hiring and HR tools
o Advertising sales for site banners
o Purchasing discounts on goods and services via partner network
o Extensive business support library
o 24/7/365 friendly, helpful support
o Massive affiliate sales force via MillionNewJobs
o Immediate traffic

As our clients gain confidence and technical knowledge they can increasingly tailor their sites and access more sophisticated tools if desired. We offer successively higher levels of services, features and support at additional cost to our clients.

COMPETITION

We face competition in three principal areas:

o distribution of services;

o demand for services on our affiliates Web sites; and

o usage of our services by advertisers.

We compete with companies that provide both mainstream and specialty adult oriented affiliate/referral advertising services that are similar to our services. In addition, we cannot provide any assurance that another search service will not successfully offer a competitive affiliate/referral advertising service. We believe it is likely that there will be additional entrants to the affiliate/referral search market. These competitors will compete against us for affiliate arrangements. This competition could cause us to enter into affiliate agreements with less favorable terms or lose affiliates or potential affiliates.

This could reduce our number of paid introductions, increase the amount of revenue shared with affiliates, and reduce total revenues and thereby have a material adverse effect on our business, operating results and financial condition.

Our affiliates face competition for user traffic within the search marketplace, which affects the number of paid introductions on our service. If the users of these affiliates prefer the services offered by the affiliates competitors with whom we do not have a relationship, the businesses of our affiliates may suffer.

This may in turn have a material adverse effect on our business, operating results and financial condition. In addition, many of our affiliates compete with one other, and this may make it difficult for us to develop some affiliate relationships.

We also compete with providers of pay-per-click search services and other search services, Internet service providers, other Web sites and advertising networks such as Double-Click, Inc. and 24/7 Media, Inc., as well as traditional offline media such as television, radio and print and direct marketing companies, for a share of advertisers total advertising budgets. Accordingly, we may face increased pricing pressure for the sale of advertisements and direct marketing opportunities. We may also face a decrease in demand for the Askjade.com service. This could have a material adverse effect on our business, operating results and financial condition.

Many of our competitors, as well as potential entrants into our market, have longer operating histories, larger customer or user bases, greater brand recognition and greater financial, marketing and other resources than we do.

Many current and potential competitors can devote substantially greater resources to promotion, Web site and systems development than we can. In addition, as the use of the Internet and other online services increases, larger, well-established and well-financed entities may continue to acquire, invest in or form joint ventures with providers of Web directories, search and information services or advertising solutions. Existing providers of Web directories, search and information services or advertising solutions may continue to consolidate.

Our software and web development services will compete with both independent software developers, major software companies a such as Microsoft, and their OEM's and specialized web development and advertising companies. Most of these competitors have far greater financial and marketing resources than we do. We believe that offering our services and products as a fully integrated sites geared to small businesses give certain advantages, but there can be no assurance that we will gain consumer acceptance.

GOVERNMENT REGULATION AND INDUSTRY STANDARDS

There are an increasing number of laws and regulations in the United States and abroad pertaining to communications and commerce on the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, user privacy, taxation and the quality of products and services. Moreover, the application to the Internet of existing laws governing issues such as intellectual property ownership and infringement, pornography, obscenity, libel, gaming, employment and personal privacy is uncertain and developing. Any such legislation or regulation, or the application or interpretation of existing laws, may decrease the growth in the use of the Internet in general, prevent us from delivering our content in different parts of the world and increase our costs of selling products or otherwise operating our business.

Several federal, state and foreign statutes prohibit the transmission of indecent, pornographic, obscene or offensive content over the Internet to particular groups or persons. The extent to which these laws apply to us is limited due to the fact that we do not own or display photographic/pictorial content, other than advertising banners that appear on our site, though we have acquired a foreign adult film library. We will use discretion in determining what graphical advertisements will be allowed on our websites.

Furthermore, legislation regulating online content could limit the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and e-commerce medium.

Websites typically place identifying data, or cookies, on a user's hard drive without the user's knowledge or consent. We and many other Internet companies use cookies for a variety of different reasons, including the collection of data derived from the user's Internet activity. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts. Most currently available Web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drive.

Some privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. In addition, the European Union and many countries within the EU have adopted privacy directives or laws that strictly regulate the collection and use of information regarding Internet users that is identifiable to particular individuals. Privacy legislation has been proposed in the U.S. as well, and the U.S. Federal Trade Commission has taken action against website operators that do not comply with state privacy policies. These and other governmental efforts may limit our ability to target advertising or collect and use information regarding the use of our websites. Fears relating to a lack of privacy could also result in a reduction in the number of our users and subscribers which could harm our business and financial results.

NETWORK ACCESS POINTS AND DATA CENTER

We provide our services through our network access point located Lucerne Center. Our network access point and data center feature direct high speed connections to multiple major Internet network service providers, including AT&T, Sprint, Verizon (formally MCI). As of December 31, 2005 we directly operated one network access point and terminated all operating agreements with third parties for such services

SALES AND MARKETING

Our sales and marketing objective is to achieve market penetration and increase brand recognition among small business customers. We market solely on the internet.

CUSTOMERS

As of December 31, 2005, we had approximately 450,000 customers. Our customer base is not concentrated in any particular industry. In each of the past three fiscal years, no single customer has accounted for 10 percent or more of our net sales. We provide services to customers in multiple vertical industry segments including: financial services, media and communications, travel, e-commerce and retail and technology.

INTELLECTUAL PROPERTY

We intend to rely on a combination of copyright, patent, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect such intellectual property. Taken as a whole, we believe our intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on our results of operations. We cannot assure you that our intellectual property protection measures will be sufficient to prevent misappropriation of our technology. In addition, the laws of many foreign countries do not protect our intellectual properties to the same extent as the laws of the United States. From time to time, third parties have or may assert infringement claims against us or against our customers in connection with their use of our products or services. In addition, we may desire or be required to renew or to obtain licenses from others in order to further develop and market commercially viable products or services effectively. We cannot assure you that any necessary licenses will be available on reasonable terms.

EMPLOYEES

We employed 2 people as of December 31, 2005. None of our employees are represented by a union and we believe our relationships with our employees are good. In addition, we outsource some of our customer service activities.

RISK FACTORS

You should carefully consider the risks described below. These risks are not the only ones that we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occurs, our business, financial condition or results of operations could be materially and adversely affected.

RISKS RELATED TO OUR BUSINESS

We have a history of losses and may not achieve or sustain profitability.

We have incurred net losses in each quarterly and annual period since we began operations. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis, and our failure to do so would adversely affect our business, including our ability to raise additional funds.

Our operations have historically been cash flow negative, and we have depended on equity and debt financings to meet our cash requirements, which may not be available to us in the future on favorable terms.

We have experienced negative operating cash flow and have depended upon equity and debt financings, as well as borrowings from affiliates and shareholders, to meet our cash requirements in most quarterly and annual periods since we began our operations. We expect to meet our cash requirements in 2006 through a combination of debt or equity private placements and borrowings. Our capital requirements depend on several factors, including the rate of market acceptance of our services, the ability to expand and retain our customer base, and other factors. If our cash requirements vary materially from those currently planned, if our cost reduction initiatives have unanticipated adverse effects on our business, or if we fail to generate sufficient cash flow from the sales of our services, we may require additional financing sooner than anticipated. We cannot assure you that we will be able to obtain additional financing on commercially favorable terms, or at all.

We may not be able to compete successfully against current and future competitors.

The Internet services market is highly competitive, as evidenced by recent declines in pricing for Internet connectivity services. We expect competition from existing competitors to continue to intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully. Our competitors currently include: regional Bell operating companies that offer Internet access; global, national and regional Internet service providers; providers of specific applications or solutions such as content distribution, security or storage; software-based and other Internet infrastructure providers and manufacturers; and colocation and data center providers. In addition, Internet network service providers may make technological advancements, such as the introduction of improved routing protocols to enhance the quality of their services, which could negatively impact the demand for our products and services.

In addition, we will face additional competition as we expand our managed services product offerings, including competition from technology and telecommunications companies. A number of telecommunications companies and Internet service providers have been offering or expanding their network services. Further, the ability of some of these potential competitors to bundle other services and products with their network services could place us at a competitive disadvantage. Various companies are also exploring the possibility of providing, or are currently providing, high-speed, intelligent data services that use connections to more than one network or use alternative delivery methods including the cable television infrastructure, direct broadcast satellites and wireless local loop. Many of our existing and future competitors may have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, our competitors may have significant advantages over us. Increased competition and technological advancements by our competitors could adversely affect our business, results of operations and financial condition.

We depend on a number of Internet network service providers to provide Internet connectivity to our network access points. If we are unable to obtain required connectivity services on a cost-effective basis or at all, or if such services are interrupted or terminated, our growth prospects and business, results of operations and financial conditions would be adversely affected.

In delivering our services, we rely on a number of Internet networks, all of which are built and operated by others. In order to be able to provide high performance connectivity services to our customers through our network access points, we purchase connections from several Internet network service providers. We cannot assure you that these Internet network service providers will continue to provide service to us on a cost-effective basis or on otherwise competitive terms, if at all, or that these providers will provide us with additional capacity to adequately meet customer demand. Consolidation among Internet network service providers limits the number of vendors from which we obtain service, possibly resulting in higher network costs to us. We may be unable to establish and maintain relationships with other Internet network service providers that may emerge or that are significant in geographic areas, such as Asia and Europe, in which we may locate our future network access points. Any of these situations could limit our growth prospects and adversely affect our business, results of operations and financial condition.

We depend on third-party suppliers for key elements of our network infrastructure and to provide services. If we are unable to obtain products or services, such as network access loops or local loops, on favorable terms or at all, or in the event of a failure of these suppliers to deliver their products and services as agreed, our ability to provide our services on a competitive and timely basis would be impaired and our results of operations and financial conditions would be adversely affected.

Any failure to obtain required products or services from third-party suppliers on a timely basis and at an acceptable cost would affect our ability to provide our services on a competitive and timely basis. In addition to depending on services from third party Internet network service we depend on other companies to supply various key elements of our infrastructure, including the network access loops between our network access points and our Internet network service providers and the local loops between our network access points and our customers' networks. Pricing for such network access loops and local loops has been rising significantly over time, and we generally bill these charges to our customers at low or no margin, while some of our competitors have their own network access loops and local loops and are therefore not subject to similar availability and pricing issues. In addition, we currently purchase routers and switches from a limited number of vendors. Furthermore, we do not carry significant inventories of the products we purchase, and we have no guaranteed supply arrangements with our vendors. A loss of a significant vendor could delay any build-out of our infrastructure and increase our costs. If our limited source of suppliers fails to provide products or services that comply with evolving Internet standards or that interoperate with other products or services we use in our network infrastructure, we may be unable to meet all or a portion of our customer service commitments, which could adversely affect our business, results of operations and financial condition.

We have acquired and may acquire other businesses, and these acquisitions involve numerous risks.

We intend to pursue additional acquisitions of complementary businesses, products, services and technologies to enhance our existing services, expand our service offerings and enlarge our customer base. If we complete future acquisitions, we may be required to incur or assume additional debt and make capital expenditures and issue additional shares of our common stock or securities convertible into our common stock as consideration, which will dilute our existing stockholders' ownership interest and may adversely affect our results of operations. Our ability to grow through acquisitions involves a number of additional risks including the following:

o the ability to identify and consummate complementary acquisition candidates;

o the possibility that we may not be able to successfully integrate the operations, personnel, technologies, products and services of the acquired companies in a timely and efficient manner;

o diversion of management's attention from normal daily operations to negotiate acquisitions and integrate acquired businesses;

o insufficient revenue to offset significant unforeseen costs and increased expense associated with the acquisitions;

o challenges in completing projects associated with in-process research and development being conducted by the acquired businesses;

o risks associated with our entrance into markets in which we have little or no prior experience and where competitors have a stronger market presence;

o deferral of purchasing decisions by current and potential customers as they evaluate the likelihood of success of our acquisitions;

o issuance by us of equity securities that would dilute ownership of our existing stockholders;

o incurrence and/or assumption of significant debt, contingent liabilities and amortization expense; and

o loss of key employees of the acquired companies.

Failure to effectively manage our growth through acquisitions could adversely affect our growth prospects, business, results of operations and financial condition.

Disputes with vendors regarding the delivery of services may materially impact our results of operations and cash flows.

In delivering our services, we rely on a number of Internet network, telecommunication and other vendors. We work directly with these vendors to provision services such as establishing, modifying or discontinuing services for our customers. Because of the volume of activity, billing disputes inevitably arise. These disputes typically stem from disagreements concerning the starting and ending dates of service, quoted rates, usage and various other factors. Disputed costs, both in the vendors' favor and our favor, are researched and discussed with vendors on an ongoing basis until ultimately resolved. We record the cost and a liability based on our estimate of the most likely outcome of the dispute. These estimates are periodically reviewed by management and modified in light of new information or developments, if any. Because estimates regarding disputed costs include assessments of uncertain outcomes, such estimates are inherently vulnerable to changes due to unforeseen circumstances that could materially and adversely affect our results of operations and cash flows.

We depend upon our key employees and may be unable to attract or retain sufficient numbers of qualified personnel.

Our future performance depends to a significant degree upon the continued contributions of our executive management team and other key employees. To the extent we are able to expand our operations and deploy additional network access points, we may need to increase our workforce. Accordingly, our future success depends on our ability to attract, hire, train and retain highly skilled management, technical, sales, marketing and customer support personnel. Competition for qualified employees is intense, and we compete for qualified employees with companies that may have greater financial resources than we have. Our employment agreements with our executive officers provide that either party may terminate their employment at any time. Consequently, we may not be successful in attracting, hiring, training and retaining the people we need, which would seriously impede our ability to implement our business strategy.

If we fail to adequately protect our intellectual property, we may lose rights to some of our most valuable assets.

We intend to rely on a combination of copyright, patent, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect such intellectual property. Taken as a whole, we believe our intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on our results of operations. We cannot assure you that our intellectual property protection measures will be sufficient to prevent misappropriation of our technology. In addition, the laws of many foreign countries do not protect our intellectual properties to the same extent as the laws of the United States. From time to time, third parties have or may assert infringement claims against us or against our customers in connection with their use of our products or services. In addition, we may desire or be required to renew or to obtain licenses from others in order to further develop and market commercially viable products or services effectively. We cannot assure you that any necessary licenses will be available on reasonable terms.

We may face litigation and liability due to claims of infringement of third-party intellectual property rights.

The Internet services industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark, trade secret and other intellectual property rights to technologies that are important to our business. Any claims that our products or services infringe or may infringe proprietary rights of third-parties, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel or require us to enter into royalty or licensing agreements, any of which could significantly harm our operating results. In addition, our customer agreements generally provide for us to indemnify our customers for expense or liabilities resulting from claimed infringement of patents or copyrights of third parties, subject to certain limitations. If an infringement claim against us were to be successful, and we were not able to obtain a license to the relevant or a substitute technology on acceptable terms or redesign our products or services to avoid infringement, our ability to compete successfully in our competitive market would be materially impaired.

RISKS RELATED TO OUR INDUSTRY

The future evolution of the Internet market, and therefore the role of our products and services, cannot be predicted with certainty.

We face the risk that the market for Internet services might develop more slowly or differently than currently projected, or that our services may not achieve continued and/or widespread market acceptance. Furthermore, we may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers. We typically offer free or low cost services and charge a premium for our upgraded services, which may affect market acceptance of our services or adversely impact the rate of market acceptance. We believe the danger of non-acceptance is particularly acute during economic slowdowns and when there is significant pricing pressure on Internet service providers. Finally, if the Internet becomes subject to a form of central management, or if Internet network service providers establish an economic settlement arrangement regarding the exchange of traffic between Internet networks, the demand for our Internet connectivity services could be adversely affected.

If we are unable to respond effectively and on a timely basis to rapid technological change, we may lose or fail to establish a competitive advantage in our market.

The Internet connectivity industry is characterized by rapidly changing technology, industry standards and customer needs, as well as by frequent new product and service introductions. New technologies and industry standards have the potential to replace or provide lower cost alternatives to our services. The adoption of such new technologies or industry standards could render our existing services obsolete and unmarketable. Our failure to anticipate the prevailing standard, to adapt our technology to any changes in the prevailing standard or the failure of a common standard to emerge could hurt our business. Our pursuit of necessary technological advances may require substantial time and expense, and we may be unable to successfully adapt our network and services to alternative access devices and technologies.

Our network and software are vulnerable to security breaches and similar threats that could result in our liability for damages and harm our reputation.

There have recently been a number of widespread and disabling attacks on public and private networks. The number and severity of these attacks may increase in the future as network assailants take advantage of outdated software, security breaches or incompatibility between or among networks. Computer viruses, intrusions and similar disruptive problems could result in our liability for damages under agreements with our customers, and our reputation could suffer, thereby deterring potential customers from working with us. Security problems or other attacks caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, inappropriate use of the network by third-parties could also jeopardize the security of confidential information stored in our computer systems and in those of our customers and could expose us to liability under Internet "spam" regulations. In the past, third parties have occasionally circumvented some of these industry-standard measures. Therefore, we cannot assure you that the measures we implement will not be circumvented. Our efforts to eliminate computer viruses and alleviate other security problems may result in increased costs, interruptions, delays or cessation of service to our customers, which could hurt our business, results of operations and financial condition.

Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

The continued threat of terrorist activity and other acts of war or hostility may have an adverse effect on business, financial and general economic conditions internationally. Effects from any future terrorist activity, including cyber terrorism, may, in turn, increase our costs due to the need to provide enhanced security, which would adversely affect our business and results of operations. These circumstances may also damage or destroy the Internet infrastructure and may adversely affect our ability to attract and retain customers, our ability to raise capital and the operation and maintenance of our network access points.

The following risks relate principally to our common stock and its market value:

Trading on the OTC Bulletin Board may be volatile and sporadic, which could depress the market price of our common stock and make it difficult for our stockholders to resell their shares.

Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with a company's operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to our business or operating performance. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like NASDAQ or a stock exchange like the American Stock Exchange. Accordingly, stockholders may have difficulty reselling any of their shares of common stock.

Our Common Stock price may be volatile and could fluctuate widely in price, which could result in substantial losses for investors.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including:

o technological innovations or new products and services by us or our competitors;
o government regulation of our products and services;
o the establishment of partnerships with other technology companies;
o intellectual property disputes;
o additions or departures of key personnel;
o sales of our common stock
o our ability to integrate operations, technology, products and services;
o our ability to execute our business plan;
o operating results below expectations;
o loss of any strategic relationship;
o industry developments;
o economic and other external factors; and
o period-to-period fluctuations in our financial results.

Because we are a development stage company with no revenues to date, you should consider any one of these factors to be material. Our stock price may fluctuate widely as a result of any of the above.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the future on our common stock. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends on our common stock will depend on earnings, financial condition and other business and economic factors at such time as the board of directors may consider relevant. If we do not pay cash dividends, our common stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

Penny stock regulations may impose certain restrictions on marketability of our stock.

Our common stock is currently listed for trading on the OTC Bulletin Board which is generally considered to be a less efficient market than markets such as NASDAQ or other national exchanges, and which may cause difficulty in conducting trades and difficulty in obtaining future financing. Further, our securities are subject to the "penny stock rules" adopted pursuant to Section 15 (g) of the Securities Exchange Act of 1934, as amended, or Exchange Act. The penny stock rules apply to non-NASDAQ companies whose common stock trades at less than $5.00 per share or which have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). Such rules require, among other things, that brokers who trade "penny stock" to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade "penny stock" because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the "penny stock rules" for any significant period, there may develop an adverse impact on the market, if any, for our securities. Because our securities are subject to the "penny stock rules," investors will find it more difficult to dispose of our securities. Further, for companies whose securities are traded in the OTC Bulletin Board, it is more difficult: (i) to obtain accurate quotations, (ii) to obtain coverage for significant news events because major wire services, such as the Dow Jones News Service, generally do not publish press releases about such companies, and (iii) to obtain needed capital.

Our Board of Directors may issue and fix the terms of shares of our preferred stock without stockholder approval, which could adversely affect the voting power of holders of our common stock or any change in control of our company.

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of "blank check" preferred stock, with such designation rights and preferences as may be determined from time to time by the Board of Directors. Our Board of Directors is empowered, without shareholder approval, to issue additional shares of preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of such issuances, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. All of the shares of our common stock covered by this prospectus will be freely transferable without restriction or further registration under the Securities Act.

ITEM 2: DESCRIPTION OF PROPERTY

The Company lease office 1,851 sq ft of office space at 100 Lucerne Circle, Orlando Florida. The original agreement was dated February 10, 2004 and expired on February 9, 2006. The Company extended the lease on March 1, 2006 for an additional 24 months.

ITEM 3: LEGAL PROCEEDINGS

No material legal proceedings.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to the Company's security holders for a vote during the fourth quarter of this fiscal year.

                                     PART II

ITEM 5: MARKET FOR REGISTRANT'S SECURITIES AND RELATED STOCKHOLDER MATTERS

Our common stock presently trades on the Over-the-Counter Bulletin Board or OTCBB and trades under the symbol ONTN. From June 4, 2004 to October 15, 2005 our common stock traded under the symbol "OTEN." Prior to June 4, 2004, our common stock traded on the OTCBB under the symbol "DMNX." The last reported sale price of our common stock was $1.55 per share on April 14, 2006.

The following table sets forth certain information with respect to the high and low bid prices of the Company's common stock for the fiscal years ended December 31, 2004 and 2005, all adjusted to reflect a 200 for 1 reverse stock split effective June 4, 2004, a .75 for 1 stock dividend effective July 16, 2004 and a 15 for 1 reverse stock split effective October 4, 2005.

                                                               BID
                                                    -----------------------

                  QUARTER ENDED                      HIGH              LOW
                  -------------                      ----              ---

                        2004
                        ----

                  March 31                          39.00             18.00
                  June 30                           16.50             0.045
                  September 30                      11.25              2.25
                  December 31                        3.75              1.80

                        2005
                        ----

                  March 31                           3.60             1.425
                  June 30                            2.10             0.825
                  September 30                       3.15             0.765
                  December 31                        1.65             0.065


The quotations reflect interdealer prices without retail markup, markdown, or a commission, and may not necessarily represent actual transactions.

As of April 14, 2006, there were 13,403,892 shares issued and outstanding and we had 359 registered holders of our common shares.

DIVIDENDS

We have not paid any dividends on our common stock since inception. We do not anticipate declaration or payment of any dividends at any time in the foreseeable future. Our Series AA preferred stock provides for a 7% cumulative dividend.


ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

On December 22, 2005, the Company reorganized by entering into a stock purchase agreement with Global Portals Online, Inc. ("Global") whereby the Company issued 11,442,446 shares of its common stock in exchange for all of the outstanding common stock of Global. Immediately prior to executing the stock purchase agreement the Company had 1,961,399 shares of common stock and 438,000 shares of Series AA preferred stock issued and outstanding. The reorganization was accounted for as a recapitalization of Global because the shareholders of Global controlled the Company immediately after the acquisition. Therefore, Global is treated as the acquiring entity. Accordingly there was no adjustment to the carrying value of the assets or liabilities of Global. The Company is the acquiring entity for legal purposes and Global is the surviving entity for accounting purposes.

On August 19, 2005, 110 Media Group, Inc. completed the disposition of all of the issued and outstanding shares of common stock of the Companies previously wholly-owned subsidiary, Jade Entertainment Group, Inc. ("Jade"), to Mr. Raymond Barton and Mr. Tim Schmidt, former officers and directors of the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. A summary of those accounting policies can be found in the footnotes to the consolidated financial statements included elsewhere in this report. Certain of our accounting policies are considered critical as they are both important to the portrayal of our financial condition and results of operations and require judgments on the part of management about matters that are uncertain. We have identified the following accounting policies that are important to the presentation of our financial condition and results of operations.

REVENUE RECOGNITION

Revenue recognized through December 31, 2005 represents revenue from its redirect traffic and other media entertainment. The Company receives a fee for revenue generated under the sale of other media entertainment that is recognized upon shipment of the merchandise. Sales generated from list services are recognized upon completion of services. Revenues generated from Web1000.com site consists of monthly fees paid to the Company for redirect traffic.

RESULTS OF OPERATIONS

The following discussion relates to the historical financial statements of 110 Media Group, Inc. and subsidiary and should be read in conjunction with the consolidated financial statements and related notes.

RESULTS OF OPERATIONS -

COMPARISON OF YEARS ENDED DECEMBER 31, 2005 AND 2004

Net revenues increased by 383% from $57,028 for the year ended December 31, 2004 to $275,412 for the year ended December 31, 2005. The improvement in revenues was a result of the acquisition of Web1000 properties and increased traffic to our existing and newly created websites.

Depreciation and amortization decreased from $58,389 for the year ended December 31, 2004 to $38,849 for the year ended December 31, 2005. The decrease is due to assets being fully depreciated in prior periods.

Selling, general and administrative expenses decreased from $829,267 for the year ended December 31, 2004, to $566,769 for the year ended December 31, 2005. The decrease is due to reduction of officer compensation and legal expenses due to the restructuring in accordance with our business plan.

Interest expense decreased from $334,704 in 2004 to $256,591 in 2005. The decrease is due to the restructuring and conversion of debt to equity by certain shareholders.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, our cash totaled $141,764.

Net cash used in operating activities was $339,566 for the year ended December 31, 2005 compared to $247,833 for the year ended December 31, 2004. The increase in cash used relates to the further development of Global Portals.

Net cash provided by Investing activities was $47,230 for the twelve months ended December 31, 2005 compared to net cash used in investing activities of $3,027 for the same period last year. The increase in cash flows from Investing Activities was due to the recapitalization of Global Portals.

Net cash provided from financing activities was $432,924 for the twelve months ended December 31, 2005 as compared to net cash provided in financing activities of $251,976 for the twelve months ended December 31, 2004. The $432,924 represents loans made to the Company by related parties and the sale of common stock of $250,000.

In view of our accumulated deficit and recurring losses there is substantial doubt about our ability to continue as a going concern. In this regard management is adopting a plan for the development of our website product lines as well as seeking additional capital through the private sale of our debt or equity securities. There is no assurance that we will complete any financing or that we will achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We expect to fund development expenditures and incur losses until we are able to generate sufficient income and cash flows to meet such expenditures and other requirements. We do not currently have adequate cash reserves to continue to cover such anticipated expenditures and cash requirements. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

On December 2 and December 3, 2004, the Company entered into two Series AA Stock Purchase Agreements (the "Agreements") with Bruges Realty Corp Charitable Remainder Trust (the "Investor") relating to the private placement of an aggregate of 438,000 shares of newly authorized Series AA Preferred Stock ("Series AA Shares"). The Investor purchased 200,000 Series AA Shares on December 2, 2004 and an additional 238,000 Series AA Shares on December 3, 2004. The purchase price of the Series AA shares was $1.00 per share, yielding proceed of $438,000, before legal expenses of $7,500.

The Series AA Shares have a liquidation preference of $1.00 per share and the right to receive cumulative dividends of 7% per year. Dividends are payable quarterly commencing March 31, 2005 and may be paid in shares of common stock of the Company at the holders option, or at the Company's option if the shares to be issued may be resold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Act") or can be immediately resold in reliance upon and exemption from registration. The Series AA Shares are convertible at the holder's option into that number of shares as are determined by dividing the liquidation preference, including any unpaid cumulative dividends, by $0.20 (as adjusted pursuant to anti-dilution provisions contained in the designation creating the series). The shares may be redeemed at the Company's option for 125% of the liquidation preference (including accrued and unpaid dividends) and must be redeemed by the Company upon demand if the shares of Common Stock which may be issued on conversion are not registered for sale under the Act one year after the holders have requested registration. There was no beneficial conversion feature related to this series of Preferred Stock.

The holders of the Series AA Preferred Stock were granted demand registration rights which are exercisable no earlier than six months from the purchase date. The demand registration rights require the Company to file a registration statement no later than 60 days after receiving the demand registration notice and also require the registration statement to be declared effective by the SEC within 90 days from the filing date. For each month that the registration statement is filed late or declared effective late, liquidating damages are payable to the holders equal to 1 1/2% of the purchase price of the shares up to a maximum amount of 25%. As long as any Series AA Preferred Stock is outstanding, the Company must obtain the approval of a majority of the outstanding shares of the Series AA Preferred Stock to amend its certificate of incorporation or by-laws or authorize a new class of capital stock which is on parity with or has priority over the Series AA Preferred Stock.

The holders of the Series AA Preferred Stock have the right to demand that the Company redeem their shares of Series AA Preferred Stock in the event that a registration statement, which includes the conversion of the Series AA Preferred Stock, has not been declared effected by the SEC within one year from the date that a demand registration notice is given to the Company covering at least 51% of the Series AA Preferred Stock. After receiving notice of redemption from the holders of the Series AA Preferred Stock, the Company may not make any capital expenditures in excess of the amount approved by the Company's board of directors or acquire any entity or assets of any business for a purchase price in excess of $200,000. If the Company does not have sufficient funds to redeem all the outstanding shares, then at the Board of Directors determination, the redemption will be made over time as funds become available.

Based on the above described contingent mandatory redemption obligation, the liquidation preference of the Series AA Preferred Stock has been classified as mezzanine equity.

LEASE OBLIGATIONS

In August 2004 the Company assumed a lease for corporate headquarters held by a related party. On August 19, 2005, this lease was assumed by Jade Entertainment Group per the agreement.

As of December 31, 2005, the Company owed $436 under a computer equipment lease obligation. Final payment of the lease was made in January 2006.

The Company lease office 1,851 sq ft of office space at 100 Lucerne Circle, Orlando Florida. The original agreement was dated February 10, 2004 and expired on February 9, 2006. The Company extended the lease on March 1, 2006 for an additional 24 months.

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to income tax and marketing related agreements with our affiliates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the FASB issued Interpretation No. 46 (revised), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," ("FIN 46R"). FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidate the variable interest entity ("VIE"). Fin 46R replaces FIN46 that was issued in January 2003. All public companies were required to fully implement FIN 46R no later than the end of the first reporting period ending after March 15, 2004. The adoption of FIN 46R had no impact on 110 Media's financial condition or results of operations.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. The approach to accounting for share-based payments in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and no longer allows pro forma disclosure as an alternative to financial statement recognition. The Company will be required to adopt Statement 123(R) at the beginning of its quarter ending March 31, 2006. The Company has not determined what financial statement impact Statement 123(R) will have on the Company.

COMMITMENTS

Our commitments that are required to be disclosed in tabular form as of December 31, 2005 including a subsequent employment and consulting agreements entered into through March 31, 2005, are as follows;

                                                     2006          2007          2008          2009          2010
                                                   --------      --------      --------      --------      --------
          Convertible Debentures (in default)      $125,000            --            --            --            --
          Notes payable - Global                   $ 52,275            --            --            --            --
          Due to Stockholders                      $281,576            --            --            --            --

          Redeemable preferred                     $471,215            --            --            --            --

          Operating leases                         $ 44,436        44,436         7,406            --            --
          Employment agreements                    $240,000       240,000       240,000       240,000       240,000
          Consulting agreements                    $ 60,000            --            --            --            --

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off balance sheet arrangements.

ITEM 7: CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

Reports are contained herein starting on Page F-1.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(CHANGED)

Board of Directors
110 Media Group, Inc.
Orlando, Florida


We have audited the accompanying consolidated balance sheet of 110 Media Group, Inc. and Subsidiary as of December 31, 2005 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2005 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 110 Media Group, Inc. and Subsidiary as of December 31, 2005 and the consolidated results of their operations and their cash flows for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a working capital deficit, negative cash flows from operations, and losses from inception which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 13, the accompanying consolidated financial statements have been restated.


Bouwhuis, Morrill & Company, LLC
Layton, Utah
April 15, 2006, except for Note 13 as to which the date is May 12, 2006

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                                   (Restated)

                                December 31, 2005

                                     ASSETS

CURRENT ASSETS
                         Cash                                                      $   141,764
                         Prepaid expenses and other current assets                      10,336
                                                                                   -----------

                         Total Current Assets                                          152,100

                         PROPERTY AND EQUIPMENT, Net                                   440,615
                                                                                   -----------

                         Other Assets                                                    7,004
                                                                                   -----------

                         TOTAL ASSETS                                              $   599,719
                                                                                   ===========


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES

                         Convertible debentures                                    $   125,000
                         Accounts payable and accrued expenses                         534,437
                         Notes payable to Global Reach - current portion                52,275
                         Due to stockholders and affiliates                          2,443,830
                                                                                   -----------

                         TOTAL CURRENT LIABILITIES                                   3,155,542


COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIENCY

                         Redeemable Preferred Stock - $.001 par value; 450,000
                           shares authorized Series AA Cumulative Convertible -
                           438,000 shares issued and outstanding, with rights to
                           a cumulative 7% dividend
                           liquidation preferences of $438,000                         438,000
                         Common stock - $0.001 par value; 100,000,000 shares
                         authorized; 14,269,199 shares issued and outstanding           14,269
                         Treasury stock (33,333 shares @ $1.05)                        (35,000)
                         Stock subscription receivable                                (106,000)
                         Unearned compensation                                        (187,500)
                            Additional paid in capital                               5,584,594
                            Accumulated deficit                                     (8,264,186)
                                                                                   -----------
                         TOTAL STOCKHOLDERS' DEFICIENCY                             (2,555,823)
                                                                                   -----------

                         TOTAL LIABILITIES AND
                         STOCKHOLDERS' DEFICIENCY                                  $   599,719
                                                                                   ===========

The Accompanying Notes Are An Integral Part Of These Consolidated Financial Statements

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (Restated)



                                                For the Years Ended
                                                    December 31,
                                                2005            2004
                                           -----------------------------

REVENUE                                    $    275,412     $     57,028
---------------------------------------    ------------     ------------

COSTS AND EXPENSES
 Depreciation and amortization                   38,849           58,389
 Selling and administrative expenses            566,769          829,267
                                           ------------     ------------

      TOTAL COSTS AND EXPENSES                  605,618          887,656
                                           ------------     ------------

      OPERATING LOSS                           (330,206)        (830,628)
                                           ------------     ------------

OTHER INCOME AND(EXPENSES)
 Interest                                      (256,591)        (334,704)

 Gain on settlement of debt                          --           25,000
                                           ------------     ------------

      TOTAL OTHER INCOME AND(EXPENSES)         (256,591)        (309,704)
                                           ------------     ------------

      NET LOSS                             $   (586,797)    $ (1,140,332)
                                           ============     ============

Basic and Diluted Net Loss Per Share       $      (0.05)    $      (0.20)
                                           ============     ============

Weighted Average Number of Common
 Shares Outstanding - Basic and Diluted      11,477,151        5,716,078
                                           ============     ============


The Accompanying Notes Are An Integral Part Of These Consolidated Financial Statements

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (Restated)



                                                         For the Year Ended
                                                             December 31,
                                                         2005           2004
                                                     -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                           $  (586,797)   $(1,140,332)
                                                     -----------    -----------
  Adjustments to reconcile net loss to net
   cash used in operating activities:
    Depreciation and amortization                         38,849         58,389
    Common stock issued for services                          --        263,695
    Note payable, related parties, issued for
     services rendered                                        --        200,000
  Changes in operating assets and liabilities:
    Prepaid expenses and other current assets                (36)        (7,004)
    Accrued accounts receivable                          (10,002)          (298)
    Accrued expenses and other current liabilities       218,420        377,717
                                                     -----------    -----------

      NET CASH USED IN OPERATING ACTIVITIES             (339,566)      (247,833)
                                                     -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of computer equipment                         (82,476)        (3,057)
  Cash received in recapitalization                      129,706             --
                                                     -----------    -----------

      NET CASH PROVIDED (USED) BY
       INVESTING ACTIVITIES                               47,230         (3,057)
                                                     -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from subscriptions receivable                  25,000             --
  Proceeds from notes payable                                 --        121,147
  Proceeds from notes payable, related parties           162,152         88,275
  Repayment of notes payable, related parties                 --        (48,882)
  Proceeds from sale of common stock                     250,000        100,000
  Repayment of notes payable                              (4,228)        (8,564)
                                                     -----------    -----------

      NET CASH PROVIDED BY
       FINANCING ACTIVITIES                          $   432,924    $   251,976
                                                     -----------    -----------


The Accompanying Notes Are An Integral Part Of These Consolidated Financial Statements

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                                   (Restated)

                                                                                      For the Year Ending
                                                                                          December 31,
                                                                                       2005         2004
                                                                                    ----------    ----------
                         NET (DECREASE) INCREASE  IN CASH                           $  140,588    $    1,086

                         CASH - Beginning                                                1,176            90
                                                                                    ----------    ----------

                         CASH - Ending                                              $  141,764    $    1,176
                                                                                    ==========    ==========


SUPPLEMENTAL DISCLOSURES OF CASH
FLOW INFORMATION

                          Cash paid during the years for:
                            Interest                                                $      960    $      853
                            Taxes                                                   $       --    $       --

                          Non-cash investing and financing activities:

                           Repayment of debt through issuance of common stock          852,936        74,789
                           Issuance of common stock in connection for
                            consulting services                                             --       263,694
                           Notes payable issued for services rendered                       --       200,000
                           Account spayable converted to note payable                       --        40,000
                           Common stock issued for stock subscription receivable       106,000        25,000
                           Loan payable converted to contributed capital                    --       129,614
                           Note payable issued to acquire fixed assets                      --         6,978
                           Forgiveness of related party debt thru additional
                            paid-in capital                                          1,101,138            --

The Accompanying Notes Are An Integral Part Of These Consolidated Financial Statements

                       110 MEDIA GROUP, INC AND SUBSIDIARY
                (Formerly Known as Dominix, Inc. and Subsidiary)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
                                   (Restated)

                                                       Preferred Stock          Common Stock                        Additional
                                                  --------------------------------------------------  Treasury        Paid-in
                                                    Shares        Amount     Shares       Amount        Stock         Capital
                                                  -----------------------------------------------------------------------------
Balance, December 31, 2003                            --            --     5,567,993   $     5,568   $        --    $ 4,218,737

Common stock issued for debt at $0.76
 per share in May 2004                                --            --        75,263            75            --         57,445

Common stock issued for cash at $0.64
 per share in June 2004                               --            --        78,507            79            --         36,299

Common stock issued for cash at $0.08
 per share in November 2004                           --            --       654,227           654            --         49,346

Common stock issued for stock
 subscription receivable at $0.25 per
 share in December 2004                               --            --        98,134            98            --         24,902

Common stock issued for services
 rendered at $0.25 per share in
 December 2004                                        --            --     1,035,092         1,035            --        293,550

Loans payable converted to contributed
 capital due to separation and recission
 agreements                                           --            --            --            --            --        129,164

Net loss for the year ended
 December 31, 2004                                    --            --            --            --            --             --
                                                 ------------------------------------------------------------------------------

Balance, December 31, 2004                            --            --     7,509,216         7,509            --      4,809,443

Proceeds from stock subscriptions
 receivable                                           --            --            --            --            --             --

Common stock issued for cash at $0.25
 per share in January 2005                            --            --       981,340           981            --        249,019

Common stock issued for debt at $0.76
 per share in February 2005                           --            --        61,759            62            --         47,138

Common stock issued for debt at $3.72
 per share in September 2005                          --            --        31,403            31            --        116,795

Common stock issued for debt at $0.24
 per share in September 2005                          --            --     2,858,728         2,859            --        686,051

Gain on forgiveness of related party debt             --            --            --            --            --      1,101,138

Disposition of Jade Entertainment for
 $35,000 via tender of 500,000 shares
 of common stock                                      --            --            --            --       (35,000)            --

Recapitalization of Global Portals Online,
 Inc. through reverse merger with
 110 Media, Inc.                                 438,000       438,000     1,961,399         1,961            --     (1,727,124)

Common stock issued on subscription
 at $0.35 per share in December 2005                  --            --       865,354           865            --        302,135

Change in unearned compensation                       --            --            --            --            --             --

Net loss for the year ended
 December 31, 2005                                    --            --            --            --            --             --
                                                 ------------------------------------------------------------------------------

Balance, December 31, 2005                       438,000   $   438,000    14,269,199   $    14,269   $   (35,000)   $ 5,584,594
                                                 ==============================================================================

The Accompanying Notes Are An Integral Part Of These Consolidated Financial Statements

                                                 Stock
                                             Subscriptions      Unearned      Accumulated
                                               Receivable     Compensation      Deficit
                                             --------------------------------------------
Balance, December 31, 2003                    $        --     $        --     $(6,537,057)

Common stock issued for debt at $0.76
 per share in May 2004                                 --              --              --

Common stock issued for cash at $0.64
 per share in June 2004                                --              --              --

Common stock issued for cash at $0.08
 per share in November 2004                            --              --              --

Common stock issued for stock
 subscription receivable at $0.25 per
 share in December 2004                           (25,000)             --              --

Common stock issued for services
 rendered at $0.25 per share in
 December 2004                                         --              --              --

Loans payable converted to contributed
 capital due to separation and recission
 agreements                                            --              --              --

Net loss for the year ended
 December 31, 2004                                     --              --      (1,140,332)
                                             --------------------------------------------

Balance, December 31, 2004                        (25,000)             --      (7,677,389)

Proceeds from stock subscriptions
 receivable                                        25,000              --              --

Common stock issued for cash at $0.25
 per share in January 2005                             --              --              --

Common stock issued for debt at $0.76
 per share in February 2005                            --              --              --

Common stock issued for debt at $3.72
 per share in September 2005                           --              --              --

Common stock issued for debt at $0.24
 per share in September 2005                           --              --              --

Gain on forgiveness of related party debt              --              --              --

Disposition of Jade Entertainment for
 $35,000 via tender of 500,000 shares
 of common stock                                       --              --              --

Recapitalization of Global Portals Online,
 Inc. through reverse merger with
 110 Media, Inc.                                       --        (400,986)             --

Common stock issued on subscription
 at $0.35 per share in December 2005             (106,000)             --              --

Change in unearned compensation                        --         213,486              --

Net loss for the year ended
 December 31, 2005                                     --              --        (586,797)
                                             --------------------------------------------

Balance, December 31, 2005                    $  (106,000)    $  (187,500)    $(8,264,186)
                                             ============================================

The Accompanying Notes Are An Integral Part Of These Consolidated Financial Statements

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - BUSINESS AND REVERSE MERGER

On December 5, 2003, Dominix Inc., a publicly-traded Company with no active business listed on the electronic bulletin board, ("Dominix") acquired 100% of Jade Entertainment Group, Inc. ("Jade"), a privately-held New York Corporation. On June 4, 2004, Dominix changed its name to 110 Media Group, Inc. ("110 Media") and changed its trading symbol on the OTC-Bulletin Board to OTEN.

Pursuant to the Merger, the stockholders of Jade received 743,750 shares of 110 Media's common stock and 82,167 of 110 Media's Series B preferred stock, which was subsequently converted into 6,834,631 shares of 110 Media's common stock. After the issuance of common stock pursuant to various conversions including:
(i) notes plus accrued interest into 1,006,270 shares of 110 Media's common stock, (ii) conversion of series A Preferred Stock into 6,020,116 shares of 110 Media's common stock and (iii) the conversion of series B Preferred Stock into 6,834,631 shares of 110 Media's common stock, the shareholders of Jade owned approximately 50% of the common stock of the 110 Media. After the merger, the two largest shareholders of Jade assumed the two highest executive positions of 110 Media and effective 10 days from the mailing of the Company's information statement to its stockholders they became members of the board of directors of 110 Media.

On August 19, 2005, 110 Media Group, Inc. (the "Company") completed the disposition of all of the issued and outstanding shares of common stock of our wholly-owned subsidiary, Jade Entertainment Group, Inc. ("Jade"), to Mr. Raymond Barton and Mr. Tim Schmidt, former officers and directors of the Company.

The sales price for Jade was Thirty-five Thousand Dollars ($35,000) and it was paid as follows:

1. return and delivery of 33,333 post-split shares of the Company's common stock; and

2. the cancellation of the following individuals' employment agreements with the Company, as well as the delivery of general releases from each of them:

Tim Schmidt
Raymond Barton
Michael Barton

The Company will continue to operate its Web1000 division which provides free webhosting in both the mainstream and adult markets.

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 1 - BUSINESS AND REVERSE MERGER - CONTINUED

The terms of the transaction were negotiated between current management and its former officers and directors. The Company hired an independent appraiser to determine the fair value of Jade as of June 30, 2005.

On December 22, 2005, the Company reorganized by entering into a stock purchase agreement with Global Portals Online, Inc. ("Global") whereby the Company issued 11,442,446 shares of its common stock in exchange for all of the outstanding common stock of Global. Immediately prior to executing the stock purchase agreement the Company had 1,961,399 shares of common stock and 438,000 shares of Series AA preferred stock issued and outstanding. The reorganization was accounted for as a recapitalization of Global because the shareholders of Global controlled the Company immediately after the acquisition. Therefore, Global is treated as the acquiring entity. Accordingly there was no adjustment to the carrying value of the assets or liabilities of Global. The Company is the acquiring entity for legal purposes and Global is the surviving entity for accounting purposes.

NOTE 2 - GOING CONCERN AND MANAGEMENTS PLANS

The accompanying consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As reported in the consolidated financial statements, the Company has incurred losses of approximately $8,265,000 from inception of the Company through December 31, 2005, has negative cash flows from operations, and is in default on certain convertible notes payable. The Company's stockholders' deficiency at December 31, 2005 was $2,993,823 and its current liabilities exceeded its current assets by $2,963,223.These factors combined, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to address and alleviate these concerns are as follows:

The Company's management continues to develop a strategy of exploring all options available to it so that it can develop successful operations and have sufficient funds to be able to operate over the next twelve months. As a part of this plan, management is currently in negotiations with their target industries' key players to develop additional business opportunities. In addition, management is exploring options in order to raise additional operating capital through debt and/or equity financing. No assurance can be given that funds will be available, or, if available, that it will be on terms deemed satisfactory to management.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually attain profitable operations. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following policies are considered to be significant:

a. Accounting Method

The Company recognizes income and expenses based on the accrual method of accounting. Accordingly, revenues are recognized when earned and expenses are recognized when incurred. The Company has elected a December 31 year-end.

b. Cash and Cash Equivalents

Cash equivalents are generally comprised of certain highly liquid investments with original maturities of less than three months.

c. Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Revenue Recognition Policy

Revenue recognized through December 31, 2005 represents revenue from its redirect traffic and other media entertainment. The Company receives a fee for revenue generated under the sale of other media

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

entertainment that is recognized upon shipment of the merchandise. Sales generated from list services are recognized upon completion of services. Revenues generated from Web1000.com site consists of monthly fees paid to the Company for redirect traffic.

e. Allowance for Doubtful Accounts

Accounts receivable are recorded net of the allowance for doubtful accounts. The Company generally offers 30-day credit terms on sales to its customers and requires no collateral. The Company maintains an allowance for doubtful accounts which is determined based on a number of factors, including each customer's financial condition, general economic trends and management judgment. As of December 31, 2005, the allowance for doubtful accounts was $-0-. Bad debt expense was $-0- for the years ended December 31, 2005 and 2004.

f. Basic Net Loss per Share of Common Stock

In accordance with Financial Accounting Standards No. 128, "Earnings per Share," basic net loss per common share is based on the weighted average number of common shares and common share equivalents outstanding during the periods presented. Diluted earnings per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period.

                                                          December 31,
                                                    2005               2004
                                                ------------       ------------
       Net loss (numerator)                     $   (586,797)      $ (1,140,332)
       Weighted average shares
         outstanding (denominator)                11,477,151          5,716,078
                                                ------------       ------------
       Net loss per share amount                $      (0.05)      $      (0.20)
                                                ============       ============


Securities that could potentially dilute basic earnings per share ("EPS") in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented consist of the following:

                                                                  No. of Shares
                                                                  -------------
       Convertible debentures (assumed conversion at $.15)               61,905
       Warrants to purchase common stock - finders                        1,750
       Warrants to purchase common stock - debentures                    33,542

       Warrants issued to consultant                                     16,667
       Series AA 7% Convertible Preferred Stock (and
         Cumulative dividends (assumed conversion at $.15)              146,852
                                                                  -------------

             Total as of December 31, 2005                              260,716
                                                                  =============

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

g. Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123" which is effective for financial statements issued for fiscal years ending after December 15, 2002. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 did not have a material effect on the financial statements of the Company.

In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. This statement amends and clarifies financial accounting for derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities under SFAS 133. The adoption of SFAS No. 149 did not have a material effect on the financial statements of the Company.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" which is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. The adoption of SFAS No. 150 did not have a material effect on the financial statements of the Company.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities." FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights, variable interest entities, and how to determine when and which business enterprises should consolidate variable interest entities. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material effect on the financial statements of the Company.

h. Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards Board (SFAS) No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. In accordance with the provisions of SFAS No. 109, a valuation allowance would be established to reduce deferred tax assets if it were more likely than not that all or some portion of such deferred tax assets would not be realized. A full allowance against deferred tax assets was provided as of December 31, 2005.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to its future use by the Company.

i. Advertising Costs

Advertising costs are expensed as incurred. For the years ended December 31, 2005 and 2004 advertising expenses were $4,600 and $1,084 respectively.

j. Principles of Consolidation

The consolidated financial statements include the accounts of 110 Media Group, Inc. and its wholly-owned subsidiary Global Portals Online, Inc. All significant intercompany accounts and transactions have been eliminated in the consolidation.

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 4 - STOCK-BASED COMPENSATION

The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes accounting and reporting standards for stock-based employee compensation plans. This statement allows companies to choose between the fair value-based method of accounting as defined in this statement and the intrinsic value-based method of accounting as prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees."

The Company has elected to continue to follow the accounting guidance provided by APB 25, as permitted for stock-based compensation relative to the Company's employees. Stock and options granted to other parties in connection with providing goods and services to the Company are accounted for under the fair value method as prescribed by SFAS 123.

In December 2002, the Financial Accounting Standard Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of SFAS Statement No. 123". This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No.148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The Company adopted the increased disclosure requirements of SFAS No. 148 during the year ended December 31, 2003.

                                                            For the Year
                                                                Ended
                                                            December 31,
                                                   -----------------------------
                                                        2005            2004
                                                   -------------   -------------

  Net loss applicable to common stockholders,
    As reported                                    $   (586,797)   $ (1,140,332)

  Add:  stock-based employee compensation
          expense included in reported net loss
          applicable to common stockholders             305,341         115,300

  Less:  total stock-based employee
            compensation expense determined
            under the fair value-based method of
            all awards                                 (305,341)       (115,300)
                                                   ------------    ------------
  Proforma Net Loss Applicable to Common
    Stockholders                                   $   (586,797)   $ (1,140,332)
                                                   ============    ============
Weighted Average Number of Common
      Shares Outstanding - Basic and Diluted         11,477,151       5,716,078
                                                   ============================

Basic and Diluted Net Loss Applicable to
  Common Stockholders:
    As reported                                    $      (0.05)   $      (0.20)
                                                   ============    ============
    Proforma                                       $      (0.16)   $      (0.38)
                                                   ============    ============

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 5 - PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) are eliminated and any resultant gain or loss reflected accordingly. Betterments and improvements are capitalized over their estimated useful lives whereas repairs and maintenance expenditures on the assets are charged to expense as incurred.

Property and equipment consists of the following at December 31, 2005:

              Computer equipment                                     $311,995
              Office equipment                                          2,611
              Websites                                                431,000
                                                                      -------
              Total                                                   745,606

              Less: accumulated depreciation                         (304,991)
                                                                      -------

              Property and Equipment, Net                             440,615
                                                                      =======


Depreciation and amortization expense for the period ended December 31, 2005 and 2004 was $38,849 and $58,389, respectively.

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 6 - CONVERTIBLE DEBENTURES

Convertible debentures at December 31, 2005 consist of the following:


            a. Convertible debenture, due on demand, bearing interest at 8% per annum. The debenture contains a provision for conversion at the holder's option including accrued interest, into the Company's common stock at a conversion price equal to 70% of the average closing bid price per share of common stock for the five-day period prior to such conversion. The related beneficial conversion feature has been fully charged to interest expense by Dominix in prior
            years.                                                                   $   100,000

            b. Convertible debenture, due on demand, bearing interest at 13% per annum. The debentures contain a provision for conversion, at the holder's option including accrued interest, into the Company's common stock at a conversion price equal to 70% of the average closing bid price per share of common stock for the five-day period prior to such conversion. The related beneficial conversion feature
            has been fully charged to interest expense in prior years.                    25,000

            c. On July 1, 2005 a convertible promissory note holder, Michael
            Gunther, assigned his $5,000 convertible promissory note from 110
            Media Group, Inc. to Vanguard Capital LLC and Blue Ridge Services.
            Blue Ridge Services in turn assigned its portion of the note to
            Spidey Consultants. On August 9, 2005, Vanguard Capital LLC and
            Spidey Consultants converted the note, plus accrued interest of approximately $2,505 into an aggregate of 60,000 post-split shares
            of the Company's common stock.                                                   -0-
                                                                                     -----------
                                                    Total convertible debentures         125,000
                                                     Less:  current portion             (125,000)
                                                                                     -----------
                                     Long-Term Debt, Net of Current Portion          $    -0-
                                                                                     ===========

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 7 - NOTES PAYABLE TO STOCKHOLDERS

As of June 30, 2005 Raymond Barton, CEO and Timothy Schmidt, President advanced the Company $29,566 and $34,566, respectively, for working capital purposes, evidenced by secured promissory notes. The notes bear interest at 8% per annum. On August 17, 2005 by Board Resolution, Mr. Barton converted $16,092.83 of his total outstanding note into 107,286 post-split shares and received $16,092.83 in cash to settle the remaining debt which included accrued interest. Mr. Schmidt converted $18,329.26 into 122,195 post-split shares and received $18,329.83 in cash to settle the remaining debt which included accrued interest.

As of December 31, 2005, a stockholder, Steven Horowitz, advanced the Company $1,146,016 for working capital purposes. The Company agreed to pay interest at 8% per annum and the notes are all due July 31, 2005. Mr. Horowitz extended the notes 270 days.

On December 5, 2004, the Company acquired certain intangible assets, primarily URL's from Global Reach, Inc. including a website known as Web1000.com along with certain other intangible assets related to that website. The Company signed a note for $100,000 at 6% per annum, payable over 12 months beginning January 1, 2005. In March 2005 Global extended payments until June 2006. At December 31, 2005 the company had an outstanding principal balance of $52,275.

As of December 31, 2005 William Mobley, Chairman of the Board and Andre Ford, President advanced the Company $744,006 and $263,503, respectively. Interest at 6% per annum and due in full January 2007.

As of December 31, 2005 two stockholders advanced the Company $37,000 and $8,750, respectively. Interest at 6% per annum and due in full January 2007 and on demand, respectively.

As of December 31, 2005 related company advanced the Company $244,556. Interest at 6% per annum and due in full January 2007.

Accrued interest as of December 31, 2005 on these notes amounted to $398,622 and is included in accounts payable and accrued expenses. (see Note 8)

NOTE 8 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES ACCOUNTS PAYABLE AND ACCRUED expenses at December 31, 2005 consist of the following:

               Interest                                          $398,622
               Accrued preferred dividend                          33,215
               Professional fees                                   28,500
               Accrued Compensation                                10,662
               Other                                               63,438
                                                                 --------

                                                                 $534,437
                                                                 ========

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 9 - STOCKHOLDERS' DEFICIENCY

                            STOCK BASED COMPENSATION

On February 18, 2005, in connection with its 2003 Equity Incentive Plan, the Company issued 14,668 post-split shares of its common stock to several individuals for services valued at $44,000.

On July 12, 2005, the Company entered into a Management Services Agreement (the "Agreement") with Global Portals Online, Inc. ("Global Portals"). The term of the Agreement is for twenty-four (24) months commencing as of July 1, 2005. The agreement called for the issuance of 200,000 post-split shares of the Company's common stock (see note 10)valued at $330,000. It has been recorded in unearned consulting fees and is being amortized over the life of the agreement. Unearned consulting fees at December 31, 2005 amounted to $254,375.00. On December 22, 2005 the Company acquired Global Portals, all intercompany transactions have been eliminated.

                                WARRANTS GRANTED

The Company granted warrants to purchase for six months from the date of issuance a total of 33,542 post-split shares of its common stock at an exercise price of $1.00 of the Company's Common Stock in connection with the placement of $575,000, 7% convertible debentures. On July 29, 2004 the Company modified the terms of the warrants and extended the maturity date an additional six months to May 30, 2006. The number of warrants and exercise price has been adjusted to reflect the 0.75 stock split affected in the form of a dividend in July 2004.

In November 2004, the Company granted to two related party consultants warrants to purchase a total of 66,667 post-split shares of the Company's common stock at an exercise price of $1.50. The warrants have a term of ten years. The Company valued the warrants at $185,200 using the Black-Scholes pricing model. The value of the warrants was recorded during the year ended December 31, 2004 as compensatory element of stock issuance.

In January of 2005, one of the consultants exercised his warrants and purchased 50,000 post-spit shares of the Company's common stock for $75,000. The purchase price of $75,000 was paid by reducing a note payable due to this related party.

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 9 - STOCKHOLDERS' DEFICIENCY, CONTINUED

                           2003 EQUITY INCENTIVE PLAN

The Company has a "2003 Equity Incentive Plan" for key employees, Consultants and stockholders by providing them with additional incentives and an opportunity to obtain or increase their proprietary interest in the Company, thereby encouraging them to continue in the employ of the Company or any of its affiliates. The plan designates the Board of Directors the authority to grant or award to eligible participants of the Company and its subsidiaries and affiliates, until November 17, 2013, stock options, stock appreciation rights, restricted stock performance stock awards and bonus stock awards for up to 350,000 post-split shares of the Company's common stock. On November 13, 2003, the Board of Directors awarded to several employees and consultants 58,334 post-split shares of restricted stock valued at $150,000.

                                  REVERSE SPLIT

On October 4, 2005 the Company effected a 1 for 15 reverse stock split with respect to all common shares outstanding held of record as of the close of business on July 15, 2005. All references to shares issued and outstanding in the consolidated financial statements have been retroactively restated to reflect the effects of the reverse stock split.

                            SERIES AA PREFERRED STOCK

On December 2 and December 3, 2004, 110 Media Group, Inc. (the "Company") entered into two Series AA Stock Purchase Agreements (the "Agreements") with Bruges Realty Corp Charitable Remainder Trust (the "Investor") relating to the private placement of an aggregate of 438,000 shares of newly authorized Series AA Preferred Stock ("Series AA Shares"). The Investor purchased 200,000 Series AA Shares on December 2, 2004 and an additional 238,000 Series AA Shares on December 3, 2004, each pursuant to the Agreements, the form of which is an exhibit to this report. The purchase price of the Series AA shares was $1.00 per share, yielding proceeds of $438,000, before legal expenses of $7,500.

The Agreements, in addition to the kinds of representations and warranties typical of this type of private placement, have provisions which require the Company to register shares of its common stock issuable upon the conversion of the Series AA Shares upon the demand of the holders of 51% of the outstanding Series AA Shares given no earlier than June 2, 2005.

The Series AA Shares have a liquidation preference of $1.00 per share and the right to receive cumulative dividends of 7% per year. Dividends, when declared may be paid in shares of common stock of the Company at the holders option, or at the Company's option if the shares to be issued may be resold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Act") or can be immediately resold in reliance upon and exemption from registration. The Series AA Shares are convertible at the holder's option into that number of shares as are determined by dividing the liquidation preference, including any unpaid cumulative dividends, by $0.20 (as adjusted pursuant to anti-dilution provisions contained in the designation creating the series). The shares may be redeemed at the Company's option for 125% of the liquidation preference (including accrued and unpaid dividends) and must be redeemed by the Company upon demand if the shares of Common Stock which may be issued on conversion are not registered for sale under the Act one year after the holders have requested registration.

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 10 - COMMITMENTS AND CONTINGENCIES

                                LEASE OBLIGATIONS

The Company abandoned office space during 2001 under three separate lease agreements, which provide for average minimum monthly lease payments remaining under the lease agreements ranging from approximately $3,000 to $22,000 per month expiring in various years through 2007. The Company is contingently liable for liquidating damages for the failure to observe covenants contained in the leases and any deficiency between the rent commitments and the net amount of any rents collected by the landlords for the demised premises for each month of the period, which would otherwise have constituted the balance of the term of the leases, including expenses incurred by the landlords in connection with re-letting the space. The estimated liquidating damages for the re-let space as of September 30, 2005 approximate the security deposits retained by the landlords in accordance with these lease agreements.

In August 2004 the Company assumed a lease for corporate headquarters held by a related party. On August 19, 2005, this lease was assumed by Jade Entertainment Group per the agreement.

As of December 31, 2005, the Company owed $436 under a computer equipment lease obligation. Final payment of the lease was made in January 2006.

                              EMPLOYMENT AGREEMENTS

The Company had employment contracts with three key employees through February 2008, which were amended on February 15, 2005. On August 19, 2005 these agreements were terminated in connection with the disposition of the wholly owned subsidiary.

                        ADDITIONAL EMPLOYMENT AGREEMENTS

On October 5, 2004 the Company entered into an employment agreement with Mark Figula. The term of the agreement is for three (3) years commencing on October 1, 2004. Mr. Figula will serve as the Company's Vice President of Business Development. During the term of the agreement, the Company shall pay Mr. Figula an annual salary of $150,000. Mr. Figula shall also be entitled to a quarterly bonus equal to 10% of the Company's net operating income for any fiscal quarter. Such bonus shall be increased to 15% in the event the Company achieves net quarterly operating income in excess of $250,000 for any fiscal quarter. Pursuant to the Agreement, the Company issued to Mr. Figula 166,667 post-split shares of its common stock valued at $375,000. The shares are subject to cancellation based on the following schedule in the event the Agreement is terminated by (i) Mr. Figula voluntarily and without cause; (ii) mutual agreement between Mr. Figula and the Company, or (iii) by the Company for cause (as defined in the Agreement).

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 10 - COMMITMENTS AND CONTINGENCIES, CONTINUED

Additional Employment Agreements - continued Shares post-split subject to cancellation:

At the end of twelve months: 83,333 At the end of eighteen months: 41,667

In addition, the shares of common stock issued to Mr. Figula have "piggy-back" registration rights. The value of this stock issuance is being amortized over the term of the employment agreement. As of September 30, 2005 Stock based compensation of $ 187,500 has been recognized.

On October 2005 the Company terminated the employment of Mark Figula for cause. In addition, the Company has notified it's transfer agent to place a "stop transfer" on the 166,667 shares of common stock issued to Mr. Figula upon signing his employment agreement.

On December 22, 2005 the Company entered into an employment agreement with William Mobley. The term of the agreement is for five (5) years commencing on December 22, 2005. Mr. Mobley will serve as the Company's Chairman of the Board. During the term of the agreement, the Company shall pay Mr. Mobley an annual salary of $120,000 with adjustments governed by the Consumer Price Index and determined by the Company's certified public accountants. Mr. Mobley shall also be entitled to a performance bonus to be determined by the Board of Directors.

On December 22, 2005 the Company entered into an employment agreement with Andre Forde. The term of the agreement is for five (5) years commencing on December 22, 2005. Mr. Ford will serve as the Company's President. During the term of the agreement, the Company shall pay Mr. Forde an annual salary of $120,000 with adjustments governed by the Consumer Price Index and determined by the Company's certified public accountants. Mr. Mobley shall also be entitled to a performance bonus to be determined by the Board of Directors.

                              CONSULTING AGREEMENTS

On August 19, 2004 the Company entered into a consulting agreement with Internet Marketing Solutions. The agreement calls for $10,000 plus 10% of consideration paid for future acquisitions introduced by the consultant to the Company.

On September 16, 2004 the Company entered into a consulting agreement with Cioffi Business Management Services "CBMS". The consulting agreement is for an initial term of three (3) months. The Company has agreed to compensate CBMS $15,000 as well as issue the consultant 3,333 shares of its common stock for the initial three (3) month term. During the term of the consulting agreement, the principal shareholder of the consultant, Mr. Darren J. Cioffi, will act as the Company's interim Chief Financial Officer.

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 10 - COMMITMENTS AND CONTINGENCIES, CONTINUED

On February 8, 2005, the Company entered into a new Consulting Agreement with a CBMS for a six- (6) month term ("Second Term"). During the Second Term, the Company has agreed to compensate CBMS $30,000 and issued Mr. Cioffi 6,667 shares of its common stock under the Company's 2003 Equity Incentive Plan.

On November 8, 2004 the Company entered into a six month consulting agreement with Mirador Consulting Inc. for investor relation services. The Company agreed to compensate consultant a fee of $4,000 per month for the term of the agreement. The Company also agreed to sell the consultant 33,333 post-split of restricted common stock at par value.

The difference between the value of the shares of $105,000 and the par value of $500 has been charged to operations over the six-month period of the consulting agreement.

In January 2005 the Company entered into a consulting agreement with Bayhill Partners for investor relation services. The agreement called for payments of $76,500 of consideration. A Shareholder made payments of cash and stock to satisfy this obligation.

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)


NOTE 11 - SUBSEQUENT EVENTS

On January 2, 2006 the Company entered into a consulting agreement with Cioffi Business Management Services "CBMS". The consulting agreement is for an initial term of six (6) months. The Company has agreed to compensate CBMS $30,000 as well as issue the consultant 30,000 shares of its common stock for the initial six (6) month term. During the term of the consulting agreement, the principal shareholder of the consultant, Mr. Darren J. Cioffi, will act as the Company's Chief Financial Officer.

NOTE 12 - PROFORMA FINANCIAL INFORMATION

The accompanying unaudited condensed combined pro forma statement of operations for the year ended December 31, 2005 is presented as though the acquisition had taken place on January 1, 2005.

The unaudited condensed combined pro forma statement of operations was derived by adjusting 110 Media Group, Inc.'s historical financial statements for the acquisition of Global. The unaudited condensed combined pro forma statement of operations is provided for informational purposes only and should not be construed to be indicative of the combined Company's results of operations had the transaction been consummated on the date indicated and do not project it's results of operations for any future period.

                      110 MEDIA GROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (RESTATED)



                                 110 MEDIA, INC.
               PROFORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                   12/31/2005

                                                      110 Media              Jade        Global Portals   Proforma      Combined
                                                      Group, Inc.       Entertainment      Online, Inc.  Adjustments     Totals
                                                     ---------------------------------------------------------------------------
Revenue                                                (127,923)           (35,310)          (275,412)       --         (438,645)
                                                     ---------------------------------------------------------------------------

Costs and Expenses
Cost of revenue                                          84,003                342                 --        --           84,345
Compensatory element of stock transactions              305,341                 --                 --        --          305,341
Depreciation and amortization                           167,893              1,789             38,849        --          208,531
Selling, general and administrative                   1,004,007             26,914            566,769        --        1,597,690
                                                     ---------------------------------------------------------------------------
             Total Operating Expenses                 1,561,244             29,045            605,618        --        2,195,907
                                                     ---------------------------------------------------------------------------

Other Income (Expenses):
Interest expense                                        200,144                 --            256,591        --          456,735
Loss on sale of subsidiary                              210,256                 --                 --        --          210,256
                                                     ---------------------------------------------------------------------------
          Total Other Income (Expenses)                 410,400                 --            256,591        --          666,991
                                                     ---------------------------------------------------------------------------

Income Tax Expense                                           --                 --                 --        --               --
                                                     ---------------------------------------------------------------------------

Preferred Stock Dividend                                 30,660                 --                 --        --           30,660
                                                     ---------------------------------------------------------------------------

NET (INCOME) LOSS                                     1,874,381             (6,265)           586,797        --        2,454,913
                                                     ===========================================================================

Proforma Basic and Diluted Net Loss Per Share                                                                        $     (0.22)
                                                                                                                     ===========

Weighted Average Number of Common Shares
 Outstanding - Basic and Diluted                                                                                      11,477,151
                                                                                                                     ===========

NOTE 13 - RESTATED FINANCIAL STATEMENTS

Subsequent to issuing the Company's financial statements on Form 10-KSB for the year ended December 31, 2005, the Company discovered certain errors in the previously issued consolidated financial statements. These consolidated financial statements have been restated to correct for these errors which are as follows:

The previously issued consolidated financial statements did not correctly present the effects of 110 Media's reverse acquisition and recapitalization of Global. The 2005 and 2004 comparative balances in these consolidated financial statements have been restated to appropriately present the history of Global which is the acquirer for accounting purposes. While 110 Media in the acquirer for legal purposes the previously issued consolidated financial statements incorrectly presented the acquisition as though 110 Media were also the acquirer for accounting purposes.

ITEM 8: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

On April 18, 2005, based upon the recommendation of and approval by our audit committee and the board of directors, we dismissed Marcum & Kliegman LLP ("M&K") as our independent auditor and engaged Wolinetz & Lafazan & Co. to serve as our independent auditor for the fiscal year ending December 31, 2005.

M&K's reports on our consolidated financial statements for each of the fiscal years ended December 31, 2004 and 2003 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. However, M&K's reports each contained an explanatory paragraph about our ability to continue as a going concern.

During the years ended December 31, 2004 and 2003 and through April 18, 2005 there were no disagreements with M&K on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to M&K's satisfaction, would have caused them to make references to the subject matter in connection with their reports of our consolidated financial statements for such years. In addition, we believe there were no reportable events as defined in Item 304(a)(1)(iv)(B) of Regulation S-B except for material weaknesses in our system of internal controls communicated to us by M&K as disclosed in Item 8A on our 2004 10-KSB filed on April 15, 2005.

On February 16, 2006, based upon the recommendation of and approval by our board of directors we dismissed Wolinetz & Lafazan & Co. ("W&L") as our independent auditor and engaged Bouwhuis, Morrill & Company to serve as our independent auditor for the fiscal year ending December 31, 2005.

We hired W&L on April 18, 2005 to be our auditors for the fiscal year ending December 31, 2005, but as a result of the acquisition on December 22, 2005 of Global Portals Online, Inc. and the resulting change of control, our new board decided to utilize the services of Bouwhuis Morrill & Company to serve as our auditors for the fiscal year ending December 31 2005. Accordingly, W&L never reported on our financial statements, but did review our unaudited statements included in our Form 10-QSB filed during the time of their engagement.

From April 18, 2005 through February 16, 2006, there were no disagreements with W&L on any matter of accounting principal or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to W&L's satisfaction would have caused them to make references to the subject matter in connection with their report. In addition, we believe there were no reportable events as defined in Item 304(a)(1)(iv)(B) of Regulation S-B except for material weaknesses in our system of internal controls communicated to us by M&K as disclosed in item 8A in our 2004 10-KSB filed on April 15, 2005.

ITEM 8A CONTROLS AND PROCEDURES. (CHANGED)

      Our Chief Executive Officer and Chief Financial Officer, based on evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) required by paragraph (b) of Rule 13a-15 or Rule 15d-15, as of December 31, 2005 and as of May 31, 2006, have concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Our Chief Executive Officer and Chief Financial Officer also concluded that, as of December 31, 2005 and as of May 31, 2006, our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As previously disclosed in connection with the preparation of Amendment No. 2 to Form 10-KSB for the year ended December 31, 2005, management, under the supervision of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2005 and as of May 31, 2006, and that we stand by our initial assessment that the factors which resulted in the restatement were caused by a lack of consistent authoritative guidance and not a failure to detect and assess the issues and collect relevant data. (CHANGED)

Marcum & Kliegman, LLP, who served as our independent registered public accounting firm in connection with our December 31, 2004 audit, advised us that during their performance of audit procedures for 2004 and review procedures related to our unaudited interim financial statements for the quarter ended September 30, 2004 two material weaknesses, as defined in Public Company Accounting Oversight Board Standard No. 2, in our internal control over financial reporting then existed, as follows: (CHANGED)

      1. Insufficiently skilled personnel compounded by a lack of human resources and expected near-term significant turnover within our accounting and financial reporting function. Also, we were advised to improve controls surrounding adequate monitoring and oversight of the work performed by accounting and financial reporting personnel. In September 2004 we entered into a Consulting Agreement with Cioffi Business Management Services. During the term of the Consulting Agreement, the principal shareholder of the consultant, Mr. Darren Cioffi, became the Company's Chief Financial Officer. Mr. Cioffi established a set of controls and procedures surrounding monitoring and oversight of worked performed by accounting and financial reporting personnel. (CHANGED)

      2. Insufficient analysis, documentation and review of the selection and application of generally accepted accounting principles to significant non-routine transactions, including the preparation of financial statement disclosures relating thereto. In September 2004 we entered into a Consulting Agreement with Cioffi Business Management Services. During the term of the Consulting Agreement, the principal shareholder of the consultant, Mr. Darren Cioffi, became the Company's Chief Financial Officer. Mr. Cioffi established a set of controls and procedures that sufficiently document, review and analyze the selection of generally accepted accounting principles to significant non-routine transactions, including the preparation of financial statement disclosures relating therto. (CHANGED)

As a result of the foregoing and after review of our controls and procedures, our Chief Executive Officer and Chief Financial Officer were able to conclude that our disclosure controls and procedures were effective as of December 31, 2005 and May 31, 2006. (CHANGED)

In addition to the matters discussed above, the independent registered public accounting firm responsible for the audit of 110 Media Group, Inc.'s financial statements as of and for the year ending December 31, 2007 must attest to and issue a report on management's assessment of the design and operational effectiveness of our internal control over financial reporting. Although we intend to conduct a rigorous review of our internal control over financial reporting to help achieve compliance with the Section 404 requirements of the Sarbanes-Oxley Act, if our independent registered public accounting firm is not satisfied with our internal control over financial reporting or with the level at which it is documented, designed, operated or reviewed, they may decline to attest to management's assessment or may issue a qualified report identifying either a significant deficiency or a material weakness in our internal controls. This could result in significant additional expenditures responding to the
Section 404 internal control audit, a diversion of management attention and potentially an adverse reaction to our common stock in the financial markets.

LIMITATIONS OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls or internal control over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

                                    PART III

ITEM 9: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Each director shall be elected or the term of one year and until his successor is elected and qualified, or until his earlier resignation, death, or removal. There are currently two vacancies on the board which may be filled by the sole director or by vote of the company's shareholders. Officers of the Company serve at the discretion of the Board of Directors. As of March 31, 2006, our executive officers and directors are as follows:

    Name                 Age     Position                    Appointed
    ----                 ---     --------                    ---------

    William Mobley       43      Chairman and
                                 Chief Executive Officer     December  22, 2005
    Andre Ford           36      President                   December  22, 2005
    Darren Cioffi        40      Chief Financial Officer     September 16, 2004


WILLIAM MOBLEY

William Mobley, currently Chief Executive Officer, and Chairman of the Board. William Mobley founded and has served as the Chairman of the Board and Chief Executive Officer of Global Portals Online, Inc. since 2001. Mr. Mobley is also the founder, Chairman of the Board and Chief Executive Officer of Nextelligence, Inc., a privately held company, which provides various levels of assistance to dynamic Internet entrepreneurs. Nextelligence transforms these entrepreneurs' concepts into successful enterprises.

Mr. Mobley previously founded and served as the Chairman of MegaMedia Networks, Inc., an Internet broadcasting and distribution company that delivered popular music, sports and entertainment through its online portal, MegaChannels.com. Mr. Mobley also founded and served as President of World Commerce Online, Inc. from 1994-1999, a recognized leader in e-commerce business-to-business and industry based solutions.

ANDRE FORDE

Andre Forde, President of 110 Media Group, Inc. Andre Forde currently serves as Director and President of Global Portals Online, Inc. formerly Personal Portals Online, Inc. He conceived the idea of Personal Portals in December 1999 upon departure from ImageCafe www.imagecafe.com (acquired by Network Solutions, Inc., a VeriSign, Inc. company in Nov. 1999 for $25M.) where he was the Founder and visionary of that company. Forde sought William Mobley's interest to partner on Personal Portals Online, compounded by a need to develop a more extensive "consumer version" of Image Cafe and together founded Personal Portals Online, Inc. in April 2000.

Prior to Image Cafe, Forde worked with Mobley on commercial designs for World Commerce Online and various other brand organizations. Forde has been in the technology industry since 1988 developing interactive multimedia applications for IBM, AT&T, MCI, NASA, and various other Fortune 500 companies.

Forde attended Morgan State University in Baltimore and was sponsored by NASA to study Electrical Engineering, but found the profession didn't allow him to be artistically creative. He changed his major to Mass Communications so he could hone his abilities in interactive design and communications, and balanced his creative abilities with a minor in Physics and Math.

DARREN CIOFFI

Mr. Cioffi was appointed the Company's Chief Financial Officer on September 16, 2004. Mr. Cioffi, established Cioffi Business Management Services in 2001. Cioffi Business Management Services is a management consulting firm engaged in offering consulting and management services to established as well as startup companies. From 2000 to 2001 Mr. Cioffi was Chief Operating Officer of Thinkersgroup.com, where he was responsible for the development and implementation of the organizational structure as well as day-to-day operations. From 1998 to 2000 Mr. Cioffi was Vice President of Consulting Services for Total Business Solutions, where he specialized in the implementation and sales of Customer Relationship Management and Back office Accounting Solutions through one on one and group collaboration with Total Business Solutions clients. From 1995 - 1998, he served as Controller and Vice President of Sales for Comptech Resources. While at Comptech, he helped the Company earn the distinction as the first Platinum reseller of GoldMine software on Long Island. He also developed Long Island's first GoldMine authorized training center. In October 1998, following Paratech Resources, Inc.'s acquisition of Comptech, Mr. Cioffi was named General Manager of Consulting Services. He also spent two years in public accounting for the firm of Pannell Kerr Forster and served as Assistant Controller for the Seafield Center from 1991-1995. Mr. Cioffi earned a BS in Accounting from Long Island University. He is also a member of the National Society of Accountants and is accredited by the Accreditation Council for Accounting & Taxation, Inc.

DIRECTORS' COMPENSATION

We have a policy of not granting fees to directors who attend a regularly scheduled or special board meeting, however, we may reimburse out-of-state directors for their cost of travel and lodging to attend such meeting.

CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct for our officers and directors and a Code of Ethics for Financial Executives that applies to all of our executive officers, directors and financial executives. Copies of these codes we filed as exhibits to our Form 10-KSB report for the year ended December 31, 2003.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholder are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2005 all Section 16(a) filings requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

MEETINGS

During the fiscal year ended December 31, 2005, the board met informally 5 times and all directors attended the meeting. The board also took action by written consent.

REPORT OF THE AUDIT COMMITTEE

Our Audit Committee currently has only one member, William Mobley, CEO and or sole director.

The Audit Committee serves in an oversight capacity and is not intended to be part of the Company's operational or managerial decision-making process. Management is responsible for preparing the consolidated financial statements, and its independent auditors are responsible for auditing those statements. The Audit Committee's principal purpose is to monitor these processes.

In this context, our director met and held discussions with our Chief Financial Officer and the independent auditors. The CFO represented to the director that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis. They also discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees), as amended.

They discussed with the independent auditors the auditors' independence from the Company and its management, including the matters, if any, in the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). They also considered whether the independent auditors' provision of audit and non-audit services to the Company is compatible with maintaining the auditors' independence.

They discussed with the Company's independent auditors the overall scope and plans for their audit. They met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, disclosure controls and procedures and the overall quality and integrity of the Company's financial reporting.

Based on the reviews and discussions referred to above, they have recommended to the Board, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005, for filing with the Securities and Exchange Commission.

MEMBER OF THE AUDIT COMMITTEE

WILLIAM MOBLEY

ITEM 10: EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 2003, 2004 and 2005. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

SUMMARY COMPENSATION TABLE

                                                                                                          Long Term
                                                                                                          Compensation
                                                                                                          ------------
                                                 Annual Compensation
                                                 -------------------                                      Options/SARS
                                                 Fiscal Year Ended                                        ------------
      Name and Principal Position                December 31            Salary ($)        Bonus ($)       (#)
      ---------------------------                -----------            ----------        ---------       ---

      Raymond Barton (1)                         2005                   $ 59,038          $ 14,400            -0-
      Chief Executive Officer                    2004                   $ 63,938          $ 10,500            -0-
                                                 2003                   $  5,769          $      0            -0-

      William Mobley(2)                          2005                   $ 63,938          $ 10,500            -0-
      Chief executive Officer                    2004                   $  5,769          $      0            -0-
                                                 2003                   $      0          $      0            -0-

      Darren Cioffi (3)                          2005                   $ 65,000          $ 20,000            -0-
      Chief Financial Officer                    2004                   $ 17,500          $ 10,000            -0-
                                                 2003                   $      0          $      0            -0-

      Andre Ford (4)                             2005                   $  2,630          $      0            -0-
      President                                  2004                   $      0          $      0            -0-
                                                 2003                   $      0          $      0            -0-

(1) Mr. Barton resigned as the Company's Chief Executive Officer on August 19, 2005.
(2) Mr. Mobley became the Company's Chief Executive Officer on December 22,
2005.
(3) Mr. Cioffi became the Company's Chief Financial Officer on September 16,
2004.
(4) Mr. Ford became the Company's President on December 22, 2005.

EMPLOYMENT AGREEMENTS

On February 15, 2005, the Company entered into an amended employment with Raymond Barton, the Company's then CEO and Chairman. Mr. Barton's amended agreement is for an initial period of three years, ending on February 15, 2008. The agreement is automatically extended for up to two additional twelve month terms unless either party gives the other 60 days prior notice that it elects not to extend the agreement. Under the Agreement, Mr. Barton receives a base salary of $95,000 per year. In addition to his base salary, Mr. Barton is entitled to a quarterly bonus of 20% of the Company's revenues, to a maximum of $20,000 per quarter. Mr. Barton also received as a signing bonus 40,000 shares of the Company's common stock. These shares were issued pursuant to the Company's 2003 Equity Incentive Plan. Mr. Barton is also entitled to participate in any management bonus plan and entitled to such benefits, health insurance and vacations which are to be provided to other senior executives of the Company. As part of the agreement, Mr. Barton has agreed to not disclose material information of the Company, agreed not to compete with us, not to solicit our employees and to protect our confidential information. On August 19, 2005 these agreements were terminated in connection with the disposition of the wholly owned subsidiary.

On February 15, 2005, the Company entered into an amended employment with Timothy Schmidt, the Company's President and Director. Mr. Schmidt's amended agreement is for an initial period of three years, ending on February 15, 2008. The agreement is automatically extended for up to two additional twelve month terms unless either party gives the other 60 days prior notice that it elects not to extend the agreement. Under the agreement, Mr. Schmidt receives a base salary of $95,000 per year. In addition to his base salary, Mr. Schmidt is entitled to a quarterly bonus of 20% of the Company's revenues to a maximum of $20,000 per quarter. Mr. Schmidt also received as a signing bonus 40,000 shares of the Company's common stock. These shares were issued pursuant to the Company's 2003 Equity Incentive Plan. Mr. Schmidt is also entitled to participate in any management bonus plan and entitled to such benefits, health insurance and vacations which are to be provided to other senior executives of the Company. As part of the agreement, Mr. Schmidt has agreed to not disclose material information of the Company, agreed not to compete with us, not to solicit our employees and to protect our confidential information. On August 19, 2005 these agreements were terminated in connection with the disposition of the wholly owned subsidiary.

On September 16, 2004, the Company entered into a Consulting Agreement with Cioffi Business Management Services. The Consulting Agreement was for an initial term of three (3) months. During the term of this agreement, the principal shareholder of the consultant, Mr. Darren Cioffi, acted as the Company's interim Chief Financial Officer. During the initial three months, the Company compensated the Consultant $15,000 as well as issued the Consultant 50,000 shares of its common stock.

On February 8, 2005, the Company entered into a new Consulting Agreement with the consultant for a six (6) month term commencing as of December 16, 2004 ("Second Term"). During the Second Term, the Company has agreed to compensate the consultant $30,000 and issued Mr. Cioffi 100,000 shares of its common stock under the Company's 2003 Equity Incentive Plan.

On January 2, 2006 the Company entered into a consulting agreement with Cioffi Business Management Services "CBMS". The consulting agreement is for an initial term of six (6) months. The Company has agreed to compensate CBMS $30,000 as well as issue the consultant 30,000 shares of its common stock for the initial six (6) month term. During the term of the consulting agreement, the principal shareholder of the consultant, Mr. Darren J. Cioffi, will act as the Company's Chief Financial Officer.

On October 5, 2004 the Company entered into an employment agreement (the "Agreement") with Mark Figula. The term of the Agreement is for three (3) years commensurate on October 1, 2004. Mr. Figula will serve as the Company's Vice President of Business Development.

During the term of the Agreement, the Company shall pay Mr. Figula an annual salary of One Hundred Fifty Thousand Dollars ($150,000.00). Mr. Figula shall also be entitled to a quarterly bonus equal to 10% of the Company's net operating income for any fiscal quarter. Such bonus shall be increased to 15% in the event the Company achieves net quarterly operating income in excess of $250,000 for any fiscal quarter.

Pursuant to the Agreement, the Company issued to Mr. Figula Two Million Five Hundred Thousand (2,500,000) shares of its common stock. The shares are subject to cancellation based on the following schedule in the event the Agreement is terminated by (i) Mr. Figula voluntarily and without cause; (ii) mutual agreement between Mr. Figula and the Company, or (iii) by the Company for cause (as defined in the Agreement). Shares subject to cancellation:

          During first 6 months:                       1,875,000
          From 6 months to 12 months:                  1,250,000
          From 12 months to 18 months:                   625,000


In addition, the shares of common stock issued to Mr. Figula have "piggy-back" registration rights.

On October 2005 the Company terminated the employment of Mark Figula for cause. In addition, the Company has notified its transfer agent to place a "stop transfer" on the 166,667 shares of common stock issued to Mr. Figula upon signing his employment agreement.

On December 22, 2005 the Company entered into an employment agreement with William Mobley. The term of the agreement is for five (5) years commencing on December 22, 2005. Mr. Mobley will serve as the Company's Chairman of the Board. During the term of the agreement, the Company shall pay Mr. Mobley an annual salary of $120,000 with adjustments governed by the Consumer Price Index and determined by the Company's certified public accountants. Mr. Mobley shall also be entitled to a performance bonus to be determined by the Board of Directors.

On December 22, 2005 the Company entered into an employment agreement with Andre Forde. The term of the agreement is for five (5) years commencing on December 22, 2005. Mr. Ford will serve as the Company's President. During the term of the agreement, the Company shall pay Mr. Forde an annual salary of $120,000 with adjustments governed by the Consumer Price Index and determined by the Company's certified public accountants. Mr. Mobley shall also be entitled to a performance bonus to be determined by the Board of Directors.

                             OPTION/SAR GRANTS TABLE

                    Option/SAR Grants in the Last Fiscal Year
                                Individual Grants

                                                                          % of Total
                                                                          Options/SARs        Exercise
                                                                          Granted to          or Base
                                      Fiscal        Options/SARs          Employees in        Price          Expiration
     Name                             Year           Granted (#)          Fiscal Year         ($/Sh)            Date
     ----                             ----           -----------          -----------         ------            ----
     William Mobley                   2005             -0- (1)                0.0%               $0              --
     Chairman of the Board
     and Chief Executive Officer

     Andre Forde                      2005             -0- (1)                0.0%               $0              --
     President

     Darren Cioffi                    2005             -0- (1)                0.0%               $0              --
     Chief Financial Officer

(1) No options were granted during fiscal year 2005.

                  OPTION/SAR EXERCISES AND YEAR-END VALUE TABLE

AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUE

                                                                                                              Value of
                                                                                        Number of             Unexercised
                                                         Shares                         Unexercised           In-the-Money
                                                         Acquired on                    Options/SARs          Options/SARs at
                                                         Exercise          Value        at FY-End (#)         FY-End ($)(1)
                                          Fiscal         (#)            Realized ($)    Exercisable/          Exercisable/
     Name                                 Year           ---                     ---    Unexercisable         Unexercisable
     ----                                 ----                                          -------------         -------------
     William Mobley                       2005             -0-               $0         (E)-0-/(U)-0-         (E)$0 /(U) $0
     Chairman of the Board
     and Chief Executive Officer

     Andre Forde                          2005             -0-               $0         (E)-0-/(U)-0-         (E)$0 /(U) $0
     President

     Darren Cioffi                        2005             -0-               $0         (E)-0-/(U)-0-         (E)$0 /(U) $0
     Chief Financial Officer

(1) There were no outstanding options held by any of our officers or directors during the fiscal year ended December 31, 2005. Based upon the closing price of our common stock of $1.35 per share as reported on the NASDAQ OTC Bulletin Board as of December 31, 2005.

ITEM 11: SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT

The following table sets forth, as of March 31, 2006, information with respect to the securities holdings of all persons which we, pursuant to filings with the Securities and Exchange Commission, have reason to believe may be deemed the beneficial owners of more than 5% of our outstanding common stock. Also set forth in the table is the beneficial ownership of all shares of our outstanding stock, as of such date, of all officers and directors, individually and as a group.

                                    Amount of Beneficial   Percent of Beneficial
                                    Ownership (1)               Ownership (2)
                                    --------------------   ---------------------

     Name and Address

     Nextelligence, Inc.            2,858,734 (2)                21.32%
     612 East Central Blvd.
     Orlando, Florida  32801

     Michele Mobley                 2,355,220 (3)                17.57%
     11525 Swift Water Circle
     Orlando, Florida  32817

     Gary D. Lipson                 1,649,954 (4) (5)            12.30%
     390 North Orange Avenue
     Suite 1500

     Orlando, Florida  32801

     J.P. Carolan, III                   1,171,660 (5) (6)            8.74%
     390 North Orange Avenue
     Suite 1500
     Orlando, Florida  32801

     William A. Mobley, Jr.              5,213,954 (2) (3)            38.89%
     100 West Lucerne Circle
     Suite 600
     Orlando, Florida  32801

     Andre L. Forde                      981,342                      7.32%
     100 West Lucerne Circle
     Suite 600
     Orlando, Florida  32801

     Darren Cioffi                       38,833                       0.29%
     31 West Main Street
     Patchogue, NY  17772

     All Officers and Directors
     as a Group (4 persons)              9,055,743                    67.56%

     (1) Based upon 13,403,892 shares of Common Stock issued and outstanding on April 14, 2006.


(2) William A. Mobley, Jr. is the Chairman of the Board and Chief Executive Officer of Nextelligence, Inc. and, in such capacities, has the sole authority to the vote all of the shares of Common Stock legally or beneficially owned by Nextelligence, Inc.

(3) William A. Mobley, Jr. and Michelle Mobley own jointly 2,355,220 shares of Common Stock and share the authority to vote such shares of Common Stock.

(4) Gary D. Lipson is the sole manager of an entity which holds 556,801 shares of Common Stock. In such capacity, he has the sole authority to vote all of the shares of Common Stock so held.

(5) Gary D. Lipson and J.P. Carolan, III are managers of two entities which hold an aggregate of 1,093,153 shares of Common Stock. Either of Mr. Lipson or Mr. Carolan acting alone has the authority to vote the shares of Common Stock held by such entities.

(6) J. P. Carolan, III holds individually 78,507 shares of Common Stock.

ITEM 12: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

NEXTELLIGENCE, INC. William A. Mobley, Jr., the Chairman of the Board and Chief Executive Officer of the Company, and the founder, Chairman of the Board and Chief Executive Officer of Global Portals, a wholly-owned subsidiary of the Company, is also the founder, Chairman of the Board and Chief Executive Officer of Nextelligence, Inc. Nextelligence, Inc. is the beneficial owner of 2,858,734 shares of Common Stock, constituting approximately 19.99% of the total number of issued and outstanding shares of Common Stock.

At September 30, 2005, Global Portals, a wholly-owned subsidiary of the Company, was indebted to Nextelligence, Inc. in the amount of $900,000.00. On that date, Global Portals issued and sold to Nextelligence, Inc. 7,282,720 shares of common stock of Global Portals in exchange for the cancellation of $655,444.80 of such $900,000.00 indebtedness of Global Portals. In connection with the completion of the transactions contemplated by the Agreement and Plan of Share Exchange, these 7,282,720 shares of common stock of Global Portals were exchanged for 2,858,734 shares of Common Stock.

At December 31, 2005, Global Portals was indebted to Nextelligence, Inc. in the amount of $244,556 (not including accrued interest). This indebtedness bears interest at the rate of 6% per annum, and is secured by a security interest on all of the assets of Global Portals. This indebtedness, together with all interest accrued thereon, is due and payable on January 2, 2007.

On August 15, 2005, Global Portals and Nextelligence, Inc. entered into a Web Hosting and Reseller Agreement. Pursuant to this agreement, Nextelligence, Inc. markets and sells certain services provided by Global Portals. During 2005, Global Portals nothing was earned by Nextelligence, Inc in commissions for the services marketed and sold by Nextelligence, Inc.

WILLIAM A. MOBLEY, JR. At December 31, 2005, Global Portals was indebted to William A. Mobley, Jr. in the amount of $744,006 (not including accrued interest). This indebtedness bears interest at the rate of 6% per annum, and is secured by a security interest on all of the assets of Global Portals. This indebtedness, together with all interest accrued thereon, is due and payable on January 2, 2007.

ANDRE L. FORDE. At December 31, 2005, Global Portals was indebted to Andre L. Forde in the amount of $263,503 (not including accrued interest). This indebtedness bears interest at the rate of 6% per annum, and is secured by a security interest on all of the assets of Global Portals. This indebtedness, together with all interest accrued thereon, is due and payable on January 2, 2007.

GLOBALQUEST MEDIA, LLC. William A. Mobley, Jr., the Chairman of the Board and Chief Executive Officer of the Company and Global Portals, and Andre L. Forde, the President and Chief Operating Officer of the Company and Global Portals, are the founders, controlling equity holders and managers of GlobalQuest Medial, LLC.

On August 15, 2005, Global Portals and GlobalQuest Media, LLC entered into a Web Hosting and Reseller Agreement. Pursuant to this agreement, GlobalQuest Media, LLC markets and sells certain services provided by Global Portals. During 2005, Global Portals nothing was paid to GlobalQuest Media, LLC in commissions for the services marketed and sold by GlobalQuest Media, LLC.

ITEM 13: EXHIBITS

(a) The following exhibits are filed as part of this report:

            2.1 Stock Purchase Agreement, dated as of August 19, 2005 by and between the Company and Raymond Barton and Timothy Schmidt (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K dated August 19, 2005)

            2.2 Assignment and Assumption dated August 19, 2005 by and between the Company, Jade Entertainment Group, Inc., Timothy Schmidt and Raymond Barton (Incorporated by reference to Exhibit 10.5 to the Company's Form 8-K dated August 19, 2005)

            2.3 Agreement and Plan of Share Exchange dated as of December 1, 2005 by and between the Company and Global Portals Online, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K dated December 22, 2005)

            3.1 Certificate of Amendment of Certificate of Incorporation filed with the Delaware Secretary of State on September 21, 2005 (filed herewith)

            4.1   Form of Warrant Amendment (Incorporated by reference to
                  Exhibit 4.1 to the Registrant's Form 10-KSB for the fiscal year ended December 31, 2003)

            4.2 Certificate of Designations, Preferences and Rights of Series AA Preferred Stock as filed with the Secretary of State of Delaware on December 1, 2004 (Incorporated by reference to
                  Exhibit 4.1 to the December 2, 2004 Form 8-K)

            10.1 Consulting Agreement dated September 16, 2004 between the Company and Cioffi Business Management Services (Incorporated by reference to Exhibit 99.1 to the September 12, 2004 Form 8-K)

            10.2 Employment Agreement dated October 5, 2004 between the Company and Mark Figula (Incorporated by reference to Exhibit 99.2 to the October 5, 2004 Form 8-K)

            10.3 Asset Purchase Agreement dated December 5, 2004 between the Company and Global Reach, Inc. (Incorporated by reference to
                  Exhibit 10.1 to the December 5, 2004 Form 8-K)

            10.4 Promissory Note in the principal amount of $50,000 (Incorporated by reference to Exhibit 10.2 to the December 5, 2004 Form 8-K)

            10.5 Promissory Note in the principal amount of $100,000 (Incorporated by reference to Exhibit 10.2 to the December 5, 2004 Form 8-K)

            10.6 Consulting Agreement dated February 8, 2005 between the Company and Cioffi Business Management Services (Incorporated by reference to Exhibit 10.13 to the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004)

            10.7 Amendment to $100,000 6% Promissory Note issued to Global Reach, Inc. dated April 13, 2005. (Incorporated by reference to Exhibit 10.14 to the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004)

            10.8 Management Services Agreement between the Company and Global Portals, Inc. (formerly Personal Portals Online, Inc.) dated as of July 1, 2005 (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K dated July 12, 2005)

            10.9 Severance Agreement and Release of Raymond Barton dated August 19, 2005 (Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K dated August 19, 2005)


10.10 Severance Agreement and Release of Timothy Schmidt dated August 19, 2005 (Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K dated August 19, 2005)

10.11 Severance Agreement and Release of Michael Barton dated August 19, 2005 (Incorporated by reference to Exhibit 10.4 to the Company's Form 8-K dated August 19, 2005)

10.12 Employment Agreement dated December 20, 2005 by and between the Company and William A. Mobley, Jr. (Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K dated December 22, 2005)

10.13 Employment Agreement dated December 20, 2005 by and the Company and Andre

                  L. Forde (Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K dated December 22, 2005)

            14.1 Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 14.1 to the Registrant's Form 10-KSB for the fiscal year ended December 31, 2003)

            14.2 Code of Ethics for Financial Executives (Incorporated by reference to Exhibit 14.2 to the Registrant's Form 10-KSB for the fiscal year ended December 31, 2003)

            16.1 Letter from Marcum & Kliegman LLP to the Securities and Exchange Commission dated April 25, 2005 (Incorporated by reference to Exhibit 16.1 to the Company's Form 8-K dated April 18, 2004)

            16.2 Letter from Wolinetz & Lafazan & Co. to the Securities and Exchange Commission dated March 31, 2006. (Incorporated by reference to Exhibit 16.1 to the Company's Form 8-K dated March 29, 2006)

            21    Subsidiaries of the Registrant

            31.1 Certification of Chief Executive Officer of Periodic Report pursuant to Rule 13a-14a and Rule 15d-14(a).

            31.2 Certification of Chief Financial Officer of Periodic Report pursuant to Rule 13a-14a and Rule 15d-14(a).

            32.1 Certification of Chief Executive Officer of pursuant to 18 U.S.C. - Section 1350.*

            32.2 Certification of Chief Financial Officer of pursuant to 18 U.S.C. - Section 1350.*


*filed herewith

ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees. The aggregate fees billed and unbilled for the fiscal years ended December 31, 2004 and 2005 for professional services rendered by our principal accountants for the audits of our annual financial statements, and the review of our financial statements included in our quarterly reports on Form 10-QSB were approximately $77,500 and $40,000, respectively.

AUDIT-RELATED FEES

There were no audit-related fees for the fiscal years ended December 31, 2004 and 2005 for assurance and related services rendered by our principal accountants related to the performance of the audit or review of our financial statements, specifically accounting research.

TAX AND OTHER FEES

There aggregate fees billed for the fiscal years ended December 31, 2004 and 2005 for tax related or other services rendered by our principal accountants in connection with the preparation of our federal and state tax returns was $8,000 and $5,200, respectively.

APPROVAL OF NON-AUDIT SERVICES AND FEES

We did not have an audit committee during fiscal 2005 or 2004 and did not have any independent directors.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

   Dated: June 1, 2006(CHANGED)                  110 MEDIA GROUP, INC.


                                        By: /s/ William A. Mobley, Jr.
                                            ------------------------------------
                                            William A. Mobley, Jr.
                                            Chief Executive Officer and Chairman


                                        By: /s/ Darren Cioffi
                                            ------------------------------------
                                            Darren Cioffi
                                            Chief Financial Officer

State of Delaware Secretary of State Division of Corporations Delivered 01:19 PM 09/21/2005 FILED 01:19 PM 09/21/2005

                          SRV 050772459 - 3236865 FILE

                                STATE OF DELAWARE
                           CERTIFICATE OF AMENDMENT OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                              110 MEDIA GROUP, INC.

                          PURSUANT TO DELAWARE SS. 242

o First: That at a meeting of the Board of Directors of 110 Media Group, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and soliciting written consents of the stockholders of said corporation for consideration thereof.

The resolutions setting forth the proposed amendment is as follows:

Resolved, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

"FOURTH: The total number of shares of stock which the Corporation shall have the authority to issue is 110,000,000 shares of which 100,000,000 shall be shares of Common Stock, par value $.001 per share, and 10,000,000 shall be shares of Preferred Stock, par value $0.001 per share.

Simultaneously with the effective date of this Certificate of Amendment (the "Effective Date"), all shares of Common Stock issued and outstanding shall be and hereby are automatically combined and reclassified as follows:

Each fifteen shares of Common Stock issued and outstanding shall be combined and reclassified (the "Reverse Stock Split") as one (1) share of Common Stock. Fractional shares of Common Stock will be rounded up to the nearest whole share.

The Corporation may issue one or more series of the Preferred Stock, each of which series may have such voting powers, full or limited, or no voting powers, such other powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereon, if any, as shall be stated and expressed in a resolution providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of the Preferred Stock shall include but not be limited to, determination of the following:

A. The number of shares of Preferred Stock of any series issued and the distinctive designation of the shares of such series of stock, if any;

B. The dividend rate on the shares of any series of Preferred Stock, whether dividends shall be cumulative, and if so, from which date or dates, and whether they shall be payable in preference to, or in another relation to, the dividends payable on any other shares of stock.

C. Whether any series of shares of Preferred Stock shall have conversion or exchange privileges, and if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board of Directors shall determine;

D. Whether or not any series of shares of Preferred Stock shall be redeemable, and if so, the terms and conditions of such redemption, including the manner of selecting shares of Preferred Stock for redemption if less than all shares of a series are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share of stock payable in case of redemption, which amount may vary under different conditions and at different redemption dates.

E. Whether any series of shares of Preferred Stock shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of the shares of stock, and if so, the terms and amounts of such sinking funds.

F. The rights of any series of shares of Preferred Stock to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issue of any additional shares of stock (including additional shares of stock of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation or any subsidiary of, any outstanding shares of stock of the Corporation.

G. The rights of any series of shares of Preferred Stock in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation and whether such rights shall be in preference to, or in another relation to, the comparable rights of any other class or classes or series of shares of stock; and

Any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of any series of shares of Preferred Stock."

o Second: That thereafter, pursuant to resolution of its Board of Directors, signed written consents were received in accordance with Section 228 of the General Corporation Law of the State of Delaware representing the necessary number of shares as required by statute were voted in favor of the amendment.

o Third: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

o Fourth: The effective date of said amendment shall be October 4, 2005

                              110 MEDIA GROUP, INC.

                          By: /s/ Darren Cioffi
                              -----------------------
                              Darren Cioffi, Chairman

                                   EXHIBIT 21

                                  SUBSIDIARIES

STATE OF PERCENTAGE NAME INCORPORATION OWNED

Global Portals Online, Inc. Florida 100% Owned

                                  EXHIBIT 31.1

                                 CERTIFICATIONS

I, William A. Mobley, Jr., certify that:

1. I have reviewed this Form 10-KSB/A of 110 Media Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

                                  Date: June 1, 2006 (CHANGED)


                                                    /s/ William A. Mobley, Jr.
                                                    --------------------------
                                                    William A. Mobley, Jr.
                                                    Chief Executive Officer

                                  EXHIBIT 31.2

                                 CERTIFICATIONS

I, Darren Cioffi, certify that:

1. I have reviewed this Form 10-KSB/A of 110 Media Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

                                      Date: June 1, 2006 (CHANGED)


                                                         /s/ Darren Cioffi
                                                         -----------------------
                                                         Darren Cioffi
                                                         Chief Financial Officer

                                  EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION

                      906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of 110 Media Group, Inc. (the "Company") on Form 10-KSB/A for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on June 1, 2006 (CHANGED)(the "Report"), I, William A. Mobley, Jr., Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

                           /s/ William A. Mobley, Jr.
                           --------------------------
                           William A. Mobley, Jr.
                           Chief Executive Officer
                           June 1, 2006 (CHANGED)


A signed original of this certification has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                                  EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION

                      906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of 110 Media Group, Inc. (the "Company") on Form 10-KSB for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on June 1, 2006 (CHANGED) (the "Report"), I, Darren Cioffi, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

                                /s/ Darren Cioffi
                                -----------------------
                                Darren Cioffi
                                Chief Financial Officer
                                June 1, 2006 (CHANGED)


A signed original of this certification has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.